Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

AT&T INC.,

RODEO ACQUISITION SUB INC.,

and

NEXTWAVE WIRELESS INC.,

Dated as of August 1, 2012

i

EXHIBIT A	Form of Voting Agreement
EXHIBIT B	Form of Contingent Payment Rights Agreement
EXHIBIT C	Form of Surviving Corporation Bylaws

EXHIBIT D	Accounting Methodologies
EXHIBIT E	Form of Escrow Agreement
EXHIBIT 5.7(e)	Regulatory Adverse Condition

INDEX OF DEFINED TERMS

Accounting Methodologies	43
Actions	15
Additional Contracts	24
Additional Spectrum Assets	53
Adverse Recommendation Change	36
Affiliate	53
Aggregate Consideration	23
Agreement	1
Alternative Acquiror	50
associate	53
AWS	16
Board of Directors	7
BRS	16
business day	2
Cash Merger Consideration	3
Certificate of Merger	2
Certificates	5
Closing	2
Closing Certificate	5
Closing Date	2
Code	8
Communications Act	11
Company	1
Company Alternative Proposal	33
Company Benefit Plans	19
Company Book-Entry Shares	5
Company Common Stock	3
Company Contract	24
Company De Facto Transfer Lease	53
Company Disclosure Schedule	8
Company Financials	12
Company IP	53
Company Leases	16
Company Licenses	16
Company Meeting	36
Company Owned Shares	3
Company Permits	14
Company Preferred Stock	9
Company Recommendation	36
Company Regulatory Approvals	11
Company Restricted Shares	5
Company SEC Documents	12
Company Stock Option	6
Company Stockholder Approval	24

Company Superior Proposal	34
Company Warrant	4
Competing Application	53
Competing Party	53
Conditional WCS Renewals	53
Confidentiality Agreement	32
Contingent Payment Right	3
Contract	12
Contracts	12
control	53
controlled by	53
Convertible Notes	1
Copyrights	53
CPR Agreement	1
Debt Documents	45
Default	53
DGCL	1
Dissenting Shares	4
EBS	16
Effective Time	2
Environmental Law	54
ERISA	19
ERISA Affiliate	19
Escrow Account	5
Escrow Agent	5
Escrow Agreement	54
Escrow Amount	5
Estimated Closing Date Liabilities	43
Estimated Liabilities Notice	43
Exchange Act	11
Exchange Fund	5
Excluded Entity	54
FAA	17
FAA Rules	17
FCC	11
FCC Authorizations	54
FCC Consent	54
FCC Rules	11
FCC Transfer Applications	38
Final Order	48
Forbearance Agreement	54
GAAP	9
Governmental Entity	11
Hazardous Substance	54

v

HSR Act	11
Indebtedness	54
Indemnified Parties	41
Independent Committee	55
Industry Canada Rules	14
Insurance Policies	25
Intellectual Property	55
Interference Consent	55
IRS	19
Knowledge	56
Laws	14
Liabilities	56
Licenses	16
Lien	10
Made Available	56
Material Adverse Effect	9
Materially Adverse Regulatory Event	56
Merger	1
Merger Consideration	3
Merger Sub	1
Network Assets	56
Note Purchase Agreement	1
Note Purchase Agreements	1
Notes	1
NPT	14
NPT Rules	14
Ongoing Canadian WCS Rulemaking Proceedings	57
Ongoing WCS Rulemaking Proceedings	57
Option Plans	6
Orders	15
ordinary course of business	57
Other Assets	57
Parent	1
Parent Disclosure Schedule	26
Parent Regulatory Approvals	27
Paying Agent	5
PBGC	20

Permits	14
Permitted Liens	57
Person	57
Proceeding	57
Proxy Statement	35
Qualifying Transaction	52
Regulatory Adverse Condition	39
Regulatory Approvals	48
Renewal Application	57
Representatives	32
SEC	12
Secured Lenders	1
Senior Notes	1
Spectrum	57
Spinco	44
Stockholders Representative	45
Structure Schedule	44
Subordinated Notes	1
Subsequent Company SEC Documents	12
Subsidiary	58
Surviving Corporation	2
Takeover Statute	25
Tax	22
Tax Authority	22
Tax Return	22
Taxes	22
Termination Date	49
Termination Payment	51
Trademarks	58
Transferred Entity	58
Transferred Spectrum Assets	58
under common control with	53
Unrestricted Cash	43
Voting Agreement	1
Voting Agreements	1
Voting Debt	11
WCS	16
WCS/AWS Assets	58

AGREEMENT AND PLAN OF MERGER, dated as of August 1, 2012 (this “Agreement”) among AT&T INC., a Delaware corporation (“Parent”), RODEO ACQUISITION SUB INC., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”) and NEXTWAVE WIRELESS INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective boards of directors of each of Merger Sub and the Company have approved and declared advisable, and Parent has approved, this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, concurrent with the execution of this Agreement, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement and incurring the obligations set forth herein, certain stockholders of the Company, who hold and are entitled to vote (or to direct the voting of) an aggregate of approximately fifty-nine percent (59%) of the outstanding shares of Company Common Stock, have each entered into, concurrent herewith, a voting agreement in the form attached hereto as Exhibit A, dated as of the date hereof, with Parent (each a “Voting Agreement” and together, the “Voting Agreements”), pursuant to which, upon the terms set forth therein, such stockholders have agreed to vote the shares of Company Common Stock over which they are entitled to vote (or to direct the voting of) (whether owned today or after the date of this Agreement) in favor of the adoption of this Agreement;

WHEREAS, concurrent with the execution of this Agreement, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement and incurring the obligations set forth herein, all holders (the “Secured Lenders” ) of the Company’s 15% Senior Secured Notes, due December 31, 2012 (the “Senior Notes”), the Company’s 15% Senior-Subordinated Secured Second Lien Notes, due January 31, 2013 (the “Subordinated Notes”) and the Company’s 16% Third Lien Subordinated Secured Convertible Notes, due February 28, 2013 (the “Convertible Notes” and, together with the Senior Notes and the Subordinated Notes, the “Notes”) have entered into separate Note Purchase Agreements (each a “Note Purchase Agreement” and together the “Note Purchase Agreements”), pursuant to which Parent will acquire all of the Notes from the Secured Lenders immediately prior to the Effective Time and agreed to support and take other actions with respect to the transactions contemplated hereby, and

WHEREAS the parties agree that prior to consummation of the Merger, Parent shall enter into a contingent payment rights agreement substantially in the form attached as Exhibit B hereto (subject to the reasonable requests of the Rights Agent) (the “CPR Agreement”) with an institution selected by Parent that is reasonably satisfactory to the Company to act as Rights Agent (as such term is defined in the CPR Agreement), pursuant to which Parent shall grant to each holder of shares of Company Common Stock, Company Warrants, Company Restricted Shares and Company Stock Options a Contingent Payment Right to receive a certain payment as part of the Merger Consideration pursuant to the terms of this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, each of Parent, Merger Sub and the Company agrees as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

Section 1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 at 10:00 A.M., on the second business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

Section 1.3 Effective Time. Concurrently with or immediately following the Closing, the Company shall execute and file in the office of the Secretary of State of the State of Delaware a certificate of merger, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective at the time of filing of the Certificate of Merger, or at such later time as is agreed upon by the parties hereto and set forth therein (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and By-laws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) Immediately following the Effective Time, the by-laws of the Surviving Corporation shall be amended in their entirety to read as set forth on Exhibit C hereto.

Section 1.6 Directors and Officers. The Board of Directors of Merger Sub immediately prior to the Effective Time shall at the Effective Time be the initial Board of Directors of the Surviving Corporation, and the officers of the Merger Sub immediately prior to the Effective Time shall at the Effective Time be the initial officers of the Surviving Corporation, each to serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, and the Company shall, prior to the Closing, use its best efforts to implement the foregoing, including by using its best efforts to obtain resignations from the existing members of the Board of Directors of the Company.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Company Common Stock. Subject to Section 2.1(e), each share of common stock, par value $0.007 per share (“Company Common Stock”), of the Company (other than Dissenting Shares (to the extent provided in Section 2.1(e)) and except as provided in Section 2.1(c)) issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and shall thereafter represent the right to receive (i) $1.00 in cash, without interest (the “Cash Merger Consideration”) and (ii) one non-transferable contingent payment right (a “Contingent Payment Right”) to be issued by Parent pursuant to the CPR Agreement (the Cash Merger Consideration together with the Contingent Payment Rights, the “Merger Consideration”).

(b) All shares of Company Common Stock to be converted into Merger Consideration pursuant to this Article II shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and cease to exist, and each holder of a Certificate, shall thereafter cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except the right to receive the Merger Consideration into which such shares of Company Common Stock have been converted.

(c) Treasury Shares. Each share of Company Common Stock held in treasury of the Company (the “Company Owned Shares”) shall automatically be cancelled, and no Merger Consideration shall be delivered in exchange therefor.

(d) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Dissenting Shares.

(i) Notwithstanding any provision of this Agreement to the contrary, other than Section 2.1(e)(ii), any shares of Company Common Stock held by a holder who has properly demanded an appraisal of its shares pursuant to Section 262 of the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost the right to appraisal under Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.1(a), but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under the DGCL. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Corporation or of a stockholder of Parent.

(ii) Notwithstanding the provisions of Section 2.1(e)(i), if any holder of shares of Company Common Stock who demands appraisal for such shares in accordance with the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) such appraisal right, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive the Merger Consideration as set forth in Section 2.1(a) of this Agreement, without any interest thereon.

(iii) The Company shall give Parent (A) prompt notice of any written demands for appraisal rights of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company which relate to any such demand for appraisal rights and (B) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, make any payment with respect to any demands for appraisal rights of Company Common Stock or offer to settle or settle any such demands.

Section 2.2 Other Equity.

(a) Prior to the Effective Time, Parent and Merger Sub shall have entered into an agreement with Sola Ltd. pursuant to which Parent shall agree to cause the Surviving Corporation to assume the performance and obligations of the Company under that certain Warrant Agreement, dated as of April 8, 2009, as amended, between the Company and Sola Ltd., and each unexercised warrant exercisable for shares of Company Common Stock (a “Company Warrant”), which is outstanding at the Effective Time shall be cancelled at the Effective Time and shall only entitle the holder thereof to the right to receive from the Surviving Corporation (i) a cash amount (without interest) equal to the product of (x) the excess, if any, of (A) the Cash Merger Consideration over (B) the per share exercise price of such Company Warrant and (y) the number of shares of Company Common Stock for which such Company Warrant shall not have been previously exercised and (ii) a number of Contingent Payment Rights equal to the number of shares of Company Common Stock for which such Company Warrant shall not have been previously exercised, calculated on a “net exercise” basis;

(b) Parent and its Affiliates will not assume or continue or provide substitute awards in respect of any shares of restricted Company Common Stock (the “Company Restricted Shares”). Accordingly, each Company Restricted Share which is outstanding at the Effective Time shall be terminated at the Effective Time in accordance with the provisions of Section 8 of the NextWave Wireless Inc. 2005 Stock Incentive Plan and the NextWave Wireless Inc. 2007 New Employee Incentive Plan and shall only entitle the holder thereof to the right to receive from the Surviving Corporation the Merger Consideration with respect to each such Company Restricted Share.

Section 2.3 Paying Agent; Surrender and Payment.

(a) Closing Certificate. One (1) business day prior to the Closing Date, an executive officer of the Company shall deliver to Parent a certificate (the “Closing Certificate”) certifying on behalf of the Company (i) the number of shares of Company Common Stock that will be issued and outstanding as of the Effective Time and (ii) the number of Company Stock Options that will be converted into the Merger Consideration pursuant to Section 2.3(e).

(b) Paying Agent. Prior to the Effective Time, Parent shall designate, or shall cause to be designated (pursuant to an agreement in form and substance reasonably acceptable to the Company), a bank or trust company (the “Paying Agent”) that is reasonably satisfactory to the Company to act as agent for the payment of the Merger Consideration in respect of certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) and shares of Company Common Stock represented by book-entry (“Company Book-Entry Shares”), upon surrender of such Certificates and Company Book-Entry Shares in accordance with this Article II from time to time after the Effective Time.

(c) Deposit of Cash. Simultaneously with the Closing, Parent shall deposit or shall cause to be deposited (i) with the Paying Agent, for the benefit of the holders of Company Common Stock, cash in an amount approximately equal to the aggregate Cash Merger

Consideration (the “Exchange Fund”) and (ii) with an escrow agent reasonably acceptable to Parent and the Company (the “Escrow Agent”), $25 million (the “Escrow Amount”) by wire transfer of immediately available funds in U.S. Dollars into an account (the “Escrow Account”) to be held, released and delivered (together with all accrued investment income thereon, if applicable) in accordance with the Escrow Agreement.

(d) Exchange Procedures. Promptly following the Effective Time (but in no event later than the fifth (5th) business day thereafter), the Paying Agent shall mail to each holder of record of a Certificate or Company Book-Entry Shares whose shares were converted into the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Company Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Company Book-Entry Shares in exchange for the Cash Merger Consideration and a number of Contingent Payment Rights represented by book-entry, into which the number of shares of Company Common Stock previously represented by such Certificate or Company Book-Entry Shares shall have been converted into the right to receive pursuant to this Agreement (which instructions shall provide that, at the election of the surrendering holder, Certificates and letters of transmittal (and any related documentation) may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery). Each former stockholder of the Company, upon surrender to the Paying Agent of a Certificate or Company Book-Entry Share, as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, shall be entitled to receive (i) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 2.3(k)) equal to the aggregate amount of Cash Merger Consideration and (ii) a number of Contingent Payment Rights represented by book-entry, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates or Company Book Entry Shares, as applicable, were converted in accordance with this Article II. Until surrendered as contemplated by this Section 2.3, each Certificate or Company Book-Entry Share (other than Certificates or Company Book-Entry Shares that represent Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Article II. No interest will be paid or will accrue on any cash payable to holders of Certificates or Company Book-Entry Shares under the provisions of this Article II.

(e) Exchange Procedures for Company Stock Options.

(i) Parent and its Affiliates will not assume or provide substitute awards in respect of any unexercised option to purchase or acquire a share of Company Common Stock under the Company’s 2005 Stock Incentive Plan and 2007 New Employee Incentive Plan (the “Option Plans”) (each such option, a “Company Stock Option”). Accordingly, each Company Stock Option which is outstanding at the Effective Time (whether vested or unvested) shall be terminated at the Effective Time in accordance with the provisions of Section 8 of the NextWave Wireless Inc. 2005 Stock Incentive Plan and the NextWave Wireless Inc. 2007 New Employee Incentive Plan and shall only entitle the holder thereof to the right to receive from the Surviving Corporation (i) a cash amount (without interest and less applicable withholding) equal to the product of (x) the excess, if any, of (A) the Cash Merger Consideration over (B) the per share exercise price of such Company Stock Option and (y) the number of shares of Company Common Stock for which such Company Stock Option shall not have been previously exercised and (ii) a number of Contingent Payment Rights equal to the number of shares of Company Common Stock for which such Company Stock Options shall not have been previously exercised and that would have been delivered upon a “net exercise” basis based on the Cash Merger Consideration amount (rounded down to the nearest whole share); provided, that for purposes of clarity, to the extent the per share exercise price of such Company Stock Option exceeds the Cash Merger Consideration, such Company Stock Option shall be terminated without consideration and the holder shall not be entitled to receive any Contingent Payment Rights.

(ii) At or prior to the Effective Time, the Company, the Board of Directors of the Company (the “Board of Directors”) or the compensation committee of the Board of Directors, as applicable, shall adopt resolutions and take all actions reasonably requested by Parent to effectuate the provisions of this Section 2.3(e). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation or any of their Subsidiaries will be required to deliver shares of Company Common Stock to any Person pursuant to or in settlement of Company Stock Options.

(iii) Parent agrees to pay or cause to be paid by wire transfer all amounts owed by it under this Section 2.3(e) as soon as is reasonably practicable following calculation of such amounts but no later than three (3) business days following the Closing.

(f) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed payment in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Company Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which remain unpaid at the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company for nine (9) months after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration.

(h) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no registration of transfers on the transfer books of the Surviving Corporation of shares of the Company Common Stock which were outstanding immediately prior to the Effective Time. If, from and after the Effective Time, Certificates or Company Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by Law.

(i) No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall, to the fullest extent permitted by applicable Law, be liable to any Person in respect of Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Company Book-Entry Share shall not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, and any holders of the Certificates or Company Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Merger Consideration (after giving effect to any Tax withholdings as provided in Section 2.3(k)).

(j) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration.

(k) Tax Withholding. Parent and the Paying Agent shall be entitled to deduct and withhold from any amounts payable under this Agreement to any holder of Company Common Stock or Company Stock Options such amounts as Parent or the Paying Agent, as applicable, are required to withhold or deduct under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Paying Agent and duly and timely paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Company Stock Options, as the case may be, in respect of whom such deduction and withholding were made by Parent or the Paying Agent.

(l) Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the corresponding section of the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub, as follows:

Section 3.1 Qualification, Organization, Etc. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of its respective jurisdiction of incorporation or organization and has the corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership, leasing or operation of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has Made Available to Parent complete and correct copies of the certificates of incorporation, by-laws, or other equivalent organizational documents of the Company and each of its Subsidiaries. The Company and its Subsidiaries are not in violation of any provision of their respective certificate of incorporation, by-laws or other equivalent organizational documents.

As used in this Agreement, any reference to any state of facts, conditions, event, change or effect having a “Material Adverse Effect” shall mean any state of facts, conditions, event, change or effect that, individually or in the aggregate with all other facts, conditions, events, changes, or effects, has, or would reasonably be expected to have, a material adverse effect on (i) the financial condition, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole or the Transferred Spectrum Assets, or (ii) the ability of the Company to timely consummate the Merger and the other transactions contemplated by this Agreement and to satisfy its obligations hereunder and in accordance with the terms hereof, excluding from (i) and (ii) any effect resulting from or arising in connection with (a) changes or conditions (including political conditions) generally affecting (1) the United States economy or financial markets or (2) the United States telecommunications industry; (b) any change in generally accepted accounting principles as applied in the United States (“GAAP”); (c) any change in the market price or trading volume of Company Common Stock (but not the underlying causes of such changes); (d) any act of terrorism or sabotage, (e) any earthquake or other natural disaster or (f) actions taken by the FCC with respect to the U.S. WCS spectrum band or AWS spectrum band generally; except to the extent that any of such effects in (a), (b), (d) or (e) disproportionately affect the Company and its Subsidiaries, the Transferred Spectrum Assets or any material part thereof as compared to similar businesses in the United States.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 57,142,857 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.007 per share (“Company Preferred Stock”). As of the date hereof: (i) 24,938,132 shares of Company Common Stock are issued and outstanding, (ii) 5,892,885 shares of Company Common Stock were reserved for issuance pursuant to the Option Plans and no shares of Company Preferred Stock are designated issued or outstanding, (iii) 357,143 shares of Company Common Stock were reserved for issuance upon the exercise of the Company Warrants and (iv) 9,785,492 shares of Company Common Stock are reserved for issuance upon the conversion of the Convertible Notes. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as noted in clause (ii) above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. Neither the Company nor any of its Subsidiaries directly or indirectly own any shares of Company Common Stock. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and non-assessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any mortgage, pledge, hypothecation, security interest, encumbrance, right of offset, claim, easement, lease, sublease, covenant, right of way, option, restriction on use or lien of any kind, or any rights or claims of ownership of others, however evidenced or created (including any agreement to grant any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to file any financing statement under the lien notice records or other similar legislation of any jurisdiction) (each, a “Lien”).

(b) Except as set forth in Section 3.2(a): (A) the Company does not, (x) as of the date hereof have any shares of its capital stock issued or outstanding or (y) have any shares of its capital stock reserved for issuance and (B) there are no outstanding subscriptions, options, warrants, calls, convertible securities, rights of first refusal, preemptive rights, or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (w) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (x) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase, (y) redeem or otherwise acquire any such shares of capital stock or other equity interests or (z) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Subsidiary of the Company.

(c) (i) Schedule 3.2(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Persons who, as of the date hereof, held outstanding awards to acquire shares of Company Common Stock (including Company Stock Options) under the Option Plans, indicating, with respect to each Company Stock Option then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price, the expiration date and date of grant and since such date no other awards to acquire shares of the Company Common Stock have been issued.

(ii) Each Company Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Option Plan pursuant to which it was issued, (B) has an exercise price (if applicable) per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock at the close of business on the grant date, (C) has a grant date identical to the date on which the Board of Directors or compensation committee actually awarded such Company Stock Option, (D) qualifies for the tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns and the Company Financials, respectively. No Company Stock Option (i) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, or (ii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

(d) Except as expressly contemplated by the Voting Agreements and the Note Purchase Agreements, there are no voting trusts or other agreements or understandings to which the Company or any of its Affiliates is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 3.3 Indebtedness; Voting Debt.

(a) Schedule 3.3 of the Company Disclosure Schedule sets forth a true, complete and correct list of the Company’s outstanding Indebtedness, including the amounts outstanding as of the date of this Agreement.

(b) Except for the Convertible Notes, no bonds, debentures, notes or other Indebtedness issued by the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders or of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, the “Voting Debt”).

Section 3.4 Corporate Authority Relative to the Transaction; No Violation.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject only to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors and, except for the (i) Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors has determined that the transactions contemplated by this Agreement are fair to and in the best interest of the Company and its stockholders and to recommend to such stockholders that they adopt this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) the Communications Act of 1934, as amended, and applicable rules and regulations thereunder (the “Communications Act”), including any rules, regulations and orders of the Federal Communications Commission (the “FCC” and such rules, regulations and orders, the “FCC Rules”), (v) any applicable state or similar foreign public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses as set forth on Schedule 3.4(b)(v) of the Company Disclosure Schedule, and (vi) any state securities or “blue sky” laws (collectively, the “Company Regulatory Approvals”), no authorization, consent, license, permit, action (including action on an application), order or approval of, or registration, declaration or filing with, any U.S. or foreign governmental or regulatory agency, commission, court, body, entity or authority (each a “Governmental Entity”) is required to be obtained or made by or with respect to the Company in connection with its execution, delivery and performance of this Agreement, the consummation of the Merger or the consummation of the transactions contemplated by this Agreement and the Note Purchase Agreements.

(c) Subject to the receipt of the Company Regulatory Approvals, the execution, delivery and performance by the Company of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the provisions hereof will not (i) constitute or result in any breach, violation of, or a termination or default (with or without notice or lapse of time, or both) under, cause any additional payments under or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, indenture, lease, agreement, contract, instrument, Permit, concession, franchise, right or license (each, a “Contract” and collectively, “Contracts”) binding upon the Company or any of its Subsidiaries or result in the creation of any Liens upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws, in each case as amended, of the Company or any of its Subsidiaries or (iii) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets.

Section 3.5 Reports and Financial Statements.

(a) The Company has filed all forms, documents and reports required to be filed prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since December 31, 2010 (the “Company SEC Documents”). As of their respective dates, and, if amended, as of the date of such amendment, the Company SEC Documents complied in all material respects, and all documents required to be filed by the Company with the SEC on or after the date hereof and prior to the Effective Time (the “Subsequent Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act of 1933, as amended, and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. As of their respective dates (and, if amended, as of the date of such amendment), the Company SEC Documents did not, and any Subsequent Company SEC Documents filed with or furnished to the SEC will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financials”) fairly present in all material respects, and the consolidated financial statements (including all related notes and schedules thereto) included in the Subsequent Company SEC Documents will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal and recurring year-end audit adjustments) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since December 31, 2010 and prior to the execution hereof, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP or SEC rule or policy or applicable Law.

(c) As of March 31, 2012, the Company’s principal executive officer and its principal financial officer have devised and maintained a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the rules and regulations under the Exchange Act. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company internal controls. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act. Since December 31, 2010, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from any employee of the Company or any of its Subsidiaries regarding questionable accounting or auditing matters, have been received by the Company. The Company has not received any material complaints or concerns relating to other matters made since December 31, 2010 and through the execution of this Agreement through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Board of Directors or the Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act of 2002 or any Company policy contemplating such reporting, including in instances not required by those rules.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheets included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012; (b) for liabilities or obligations which have been incurred in the ordinary course of business since March 31, 2012, which are not material in the aggregate; and (c) for liabilities set forth on Schedule 3.6(c) of the Company Disclosure Schedule, the Company and its Subsidiaries, taken as a whole, do not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.

Section 3.7 No Violation of Law; Permits.

(a) The Company and its Subsidiaries have materially complied and are in material compliance with all Laws which are applicable to the Company Licenses or to the Company’s or its Subsidiaries’ ownership, operation and holding thereof. The Company and its Subsidiaries are not in default under or in violation of, any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”)

applicable to the Company, its Subsidiaries or any of their respective properties or assets. The Company and its Subsidiaries are qualified (as applicable) under (i) the Communications Act and the FCC Rules, (ii) the Radio Communication Act (Canada), the Radio Communications Regulations (Canada), the Telecommunications Act (Canada) and any rules, regulations, and orders of the Minister of Industry (collectively, “Industry Canada Rules”), or (iii) Act no. 83 of 4 July 2003 on Electronic Communications (Norway), the Regulations on Electronic Communications Networks and Services and any rules, regulations, individual decisions and orders of the Norwegian Post and Telecommunications Authority (collectively, “NPT Rules” with the Norwegian Post and Telecommunications Authority referred to as “NPT”) to hold and, subject to the receipt of the FCC Consent, the consent of the Minister of Industry (Canada) or the consent of the NPT, transfer the Company Licenses.

(b) The Company and its Subsidiaries are in possession of, and are in compliance with, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity (collectively, but excluding such items relating to the Company Licenses, “Permits”), necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8 Title to the Spectrum Assets.

(a) The Company is the sole owner of and has good, valid and complete title to all of the Company Licenses, including the Transferred Spectrum Assets, free and clear of any Liens other than Permitted Liens. Assuming the receipt of the FCC Consent, upon consummation of the transactions contemplated by this Agreement, all the right, title and interest of the Company in and to the Transferred Spectrum Assets will be validly vested in the Surviving Corporation, free and clear of all Liens other than Permitted Liens; and the Surviving Corporation will have good and marketable title in and to each Transferred Spectrum Asset free and clear of all Liens other than Permitted Liens. Other than this Agreement and the Note Purchase Agreements, as of the date hereof, there are no outstanding options, other rights, arrangements, or commitments or obligations of the Company or any of its Subsidiaries, at any time or upon the occurrence of certain events, to offer, sell, transfer or otherwise dispose of any of the Transferred Spectrum Assets.

(b) Except for the approval and consent of the FCC and the licensees and sublessor of the EBS spectrum identified on Schedule 3.8(b) of the Company Disclosure Schedule to the transfer and assignment of the Additional Spectrum Assets as contemplated by the Note Purchase Agreements, no other consents, registrations, approvals, permits or authorizations will be required to transfer the Additional Spectrum Assets or the Other Assets.

Section 3.9 Limitations on Transferred Spectrum Assets. There are no obligations or commitments of any nature whatsoever with respect to the Transferred Spectrum Assets other than those conditions generally imposed by the FCC upon licenses and licensees in the same spectrum bands as the Transferred Spectrum Assets, or those conditions imposed upon licenses and licensees generally by the Communications Act and the FCC Rules.

Section 3.10 Litigation and Claims. Other than the Competing Applications, the Ongoing WCS Rulemaking Proceedings, and the Ongoing Canadian WCS Rulemaking Proceedings, there is no pending or, to the Company’s Knowledge, threatened, civil, criminal or administrative action, suit, litigation, claim, legal actions, petition, arbitration, mediation, hearing, inquiry, governmental investigation, review or other legal, administrative or tax proceeding (“Actions”) with respect to the Company or any of its Subsidiaries by or before any Governmental Entity having jurisdiction or authority over the Company or its Subsidiaries, nor any orders, judgments, awards, settlements, injunctions, or decrees (“Orders”) by, or before, any Governmental Entity pending or, to the Company’s Knowledge, threatened, against or relating to the Company, any of its Subsidiaries, or any of the Company’s or its Subsidiaries’ assets (including the Transferred Spectrum Assets or the Additional Spectrum Assets) or businesses that (i) questions or contests the validity of the Company’s or its Subsidiaries’ qualification to hold the Transferred Spectrum Assets, (ii) could impose a fine, sanction, penalty, forfeiture, damages or contribution in connection with the ownership or use of the Transferred Spectrum Assets or the Additional Spectrum Assets, or (iii) would reasonably be expected to result in the revocation, cancellation, non-renewal, suspension, termination, forfeiture or modification of the Transferred Spectrum Assets or the Additional Spectrum Assets or otherwise result in a material liability to the Company or any of its Subsidiaries. The Company and its Subsidiaries are not in Default under any Order affecting the Transferred Spectrum Assets or the Additional Spectrum Assets, and neither the Company nor any of its Subsidiaries is a party to or bound by any Order that affects the Transferred Spectrum Assets or the Additional Spectrum Assets, other than Orders affecting holders of wireless licenses generally.

Section 3.11 Communications Regulatory Matters.

(a) True and complete copies of all licenses, permits, authorizations and consents issued by the FCC, the Minister of Industry (Canada) or the NPT (“Licenses”) to the Company or any of its Subsidiaries, or to the Person leasing such Spectrum to the Company, including Advanced Wireless Service (“AWS”), Wireless Communications Services (“WCS”), Educational Broadband Services (“EBS”), Broadband Radio Service (“BRS”) fixed microwave and other radio authorizations and licenses, (collectively, the “Company Licenses”) have been Made Available to Parent. Schedule 3.11(a) of the Company Disclosure Schedule sets forth, with respect to each of the Transferred Spectrum Assets, (i) the name of the licensee and, if applicable, the lessee, (ii) FCC call sign, license number or other license identifier, (iii) authorized frequencies, (iv) the geographic area for which the Company is authorized to provide service, (v) grant and current expiration date, (vi) frequency block and (vii) where applicable, the relevant market and service designations used by the Governmental Entity that issued the Transferred Spectrum Asset. Each of the Transferred Spectrum Assets is free and clear of all Liens and the Transferred Spectrum Assets are regular Licenses and not experimental, special temporary, demonstration or developmental licenses. Other than the Conditional WCS Renewals, there is no condition outside of the ordinary course imposed on any of the Transferred Spectrum Assets by the FCC; for the avoidance of doubt, any condition on the grant of a Renewal Application shall be so set forth. The Company has not conducted any radio station operations (fixed, mobile or broadcast) pursuant to any Transferred Spectrum Asset.

(b) Schedule 3.11(b) of the Company Disclosure Schedule sets forth a true and complete list of each Contract, together with all amendments, waivers and notices to such Contracts, under which the Company or any of its Subsidiaries (i) lease for the right to use the transmission capacity associated with a License or (ii) has a right of first refusal or any other contractual right to acquire any rights for the use of any License, including without limitation, any Contract for the acquisition of a License or any right to lease spectrum rights under a License (the “Company Leases”). The Company and its Subsidiaries are not, nor is any other party to any of the material Company Leases in breach or default under the material Company Leases, and any material breach or default that has been asserted by such other party has been waived, cured or otherwise settled. The Company and its Subsidiaries have not, nor has any other party to any of the material Company Leases claimed in any written statement that the counterparty is in breach or default under the material Company Leases and any past breach or default has been waived, cured or otherwise settled. For purposes of this Section 3.11(b), any breach of a payment obligation shall be deemed material. No party to any Company Lease has claimed in writing, and no party has threatened, in any written statement to the Company that the party has a right to terminate any Company Lease at any time or to seek damages against the Company or any of its Subsidiaries for the violation, breach or default by any such Person of any Company Lease. None of the Transferred Spectrum Assets is subject to a Company Lease.

(c) (i) The grant, renewal or assignment of each Company License to the Company or one of its Subsidiaries was approved by the FCC, the Minister of Industry (Canada) or the NPT by Final Order and each Company License is valid and in full force and effect and has not been suspended, revoked, cancelled, terminated or forfeited or adversely modified; (ii) except for proceedings related to the Competing Applications, Ongoing WCS Rulemaking Proceedings, and Ongoing Canadian WCS Rulemaking Proceedings, no Company License is subject to any pending regulatory proceeding (other than those affecting licenses and licensees in the same spectrum bands as the Company Licenses, and those affecting the telecommunications industry, generally) before a Governmental Entity or judicial review; (iii) except for proceedings related to the Ongoing WCS Rulemaking Proceedings and Ongoing Canadian WCS Rulemaking Proceedings, there is no Proceeding pending before the FCC, Industry Canada or the NPT or threatened by a Person with respect to any Company License, the Company or any of the Company’s Affiliates; and (iv) to the Knowledge of the Company, no event, condition or circumstance would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms).

(d) The licensee of each Company License is in compliance with the terms of, and the FCC Rules, Industry Canada Rules, NPT Rules and any other Laws that apply to or that are contained in, each Company License and has timely fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications to the FCC, Industry Canada and the NPT, as applicable, and required by the Communications Act, the FCC Rules, Industry Canada Rules or NPT Rules. The Company has Made Available to Parent copies of each of such reports filed in the last five (5) years with the exception of those applications that are available in their entirety in the FCC’s Universal Licensing System database and that are no longer pending because the application has been granted, accepted or consummated, as well as ownership reports, regulatory fee filing, and notifications to other licensees upon commencement of WCS base station operations. The Company has not incurred, or if incurred the Company has fully discharged, any fine, charge or other liability resulting from any noncompliance prior to the Closing relating to such reports. The Company has timely made the payment of all regulatory fees, contributions to the Universal Service Fund, the TRS Fund and all other such funds to which contributions are required by the FCC Rules, Industry Canada Rules or NPT Rules.

(e) Except for structures that do not require registration, each of the antenna structures used for the operation of the Company Licenses has been registered with the FCC, Industry Canada or the NPT by the Company or the licensee Subsidiary, or, in the case of structures where the Company or one of its Subsidiaries is the lessee, to the Knowledge of the Company by the lessor or an Affiliate of the lessor.

(f) All of the currently operating cell sites and microwave paths of the Company and its Subsidiaries, in respect of which a filing with the FCC, Industry Canada or the NPT was required, have been constructed and are currently operated in all respects as represented to the FCC, Industry Canada or the NPT in currently effective filings, and modifications to such cell sites and microwave paths have been preceded by the submission to the FCC, Industry Canada or the NPT of all required filings.

(g) All transmission towers owned or leased by the Company and its Subsidiaries are obstruction-marked and lighted by the Company or its Subsidiaries to the extent required by, and in accordance with, the rules and regulations of the Federal Aviation Administration (the “FAA Rules”). Appropriate notification to the Federal Aviation Administration (the “FAA”) has been made for each transmission tower owned or leased by the Company and its Subsidiaries to the extent such notification is required to be made by the Company or a Subsidiary by, and in accordance with, the FAA Rules, in each case, except as the failure to notify the FAA would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(h) There is no debt existing, outstanding or owing to the FCC, Industry Canada, the NPT or any Governmental Entity with respect to the Company Licenses. No amounts are due and owing to the FCC, Industry Canada or the NPT by reason of the ownership or operation pursuant to the Company Licenses and all fees and contributions required to be paid to the FCC, Industry Canada or the NPT by the Company or its Subsidiaries with respect to the Company Licenses have been timely paid. No unjust enrichment penalties will be assessed by reason of the application of Section 1.2111 of the FCC Rules to the assignment of the Additional Spectrum Assets to the holders of the Convertible Notes contemplated hereunder.

(i) No payments to the FCC or the United States Treasury for or with respect to any Company License, including annual regulatory fee payments for the Company Licenses assessed under Section 1.1152 of the FCC Rules are due or are overdue. There is no payment owed to the FCC, the United States Treasury, Industry Canada, the NPT or any other Governmental Entity with respect to any Company License.

(j) Neither the Company nor any of its Subsidiaries that provides wireless services in the United States provides or is authorized to provide local exchange or wireline services (other than wireless CMRS services).

(k) None of the Company Licenses have been modified in any respect, including through disaggregation and/or partition, and there is no pending or planned application to modify any Company License.

(l) Other than the Competing Applications, the Ongoing WCS Rulemaking Proceedings, and Ongoing Canadian WCS Rulemaking Proceedings, no Company License is subject to a condition or situation that could be expected to place such Company License at risk of revocation, cancellation, termination, modification, non-renewal, suspension or forfeiture.

(m) The Company has provided through the Data Room to Parent summaries of all written and oral correspondence with Competing Parties and copies of all written correspondence relating to or with Competing Parties with respect to Company Licenses.

Section 3.12 Interference Consents. Schedule 3.12 of the Company Disclosure Schedule sets forth a true and complete list of all Interference Consents regarding the Company Licenses. All such Interference Consents have been Made Available to Parent, and the Company and its Subsidiaries are in compliance with the terms and conditions of all such Interference Consents.

Section 3.13 Other Communications Regulatory Matters. Neither the Company nor any of its Subsidiaries holds any Permit issued by any state, territorial or local Governmental Entity regulating telecommunications, Internet or cable businesses to the Company or its Subsidiaries.

Section 3.14 Employee Benefit Plans.

(a) Schedule 3.14(a) of the Company Disclosure Schedule lists all Company Benefit Plans as of the date hereof. For purposes of this Agreement, the term “Company Benefit Plans” means all employee benefit plans, compensation arrangements and other benefit, employment or compensation contracts, policies or arrangements, whether written or unwritten and whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), providing cash- or equity-based incentives, retention, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, change in control, retirement, deferred compensation, stock purchase, termination, pension or savings benefits, that are sponsored, maintained or contributed to by the Company, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of employees, directors, consultants, former employees, former consultants and former directors of the Company or its Subsidiaries and all employee agreements, contracts, policies or arrangements providing compensation, vacation, severance, deferred compensation, fringe, termination or other benefits to any officer, employee, consultant or former employee of the Company or its Subsidiaries. True and complete copies of all Company Benefit Plans listed on Schedule 3.14(a) of the Company Disclosure Schedule (or a written summary of any unwritten

Company Benefit Plans) and all amendments thereto have been Made Available to Parent. The term “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

(b) Each Company Benefit Plan has been operated and administered in material compliance with its terms and with applicable Law, including ERISA and the Code, and all contributions required to be made under the terms of any Company Benefit Plan have been timely made when due. Neither the Company nor its Subsidiaries has engaged in a transaction and, to the Knowledge of the Company, no condition exists with respect to any Company Benefit Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement (in the case of a Tax or penalty imposed by Section 4975 of the Code), would reasonably be expected to subject the Company or any Company Benefit Plan to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a determination letter from the Internal Revenue Service the (“IRS”) and, to the Knowledge of the Company, continues to satisfy the requirements for such qualification and the Company’s executive officers are not aware of any circumstances that could reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) or 401(k) of the Code, as the case may be.

(c) Neither the Company nor any of its Subsidiaries has now or at any time within the previous six years contributed to, sponsored or maintained (i) any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) or single employer plan (within the meaning of Section 4001(a)(15) of ERISA); (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Company Benefit Plans provides retiree medical, disability, life insurance or other retiree welfare benefits.

(d) With respect to each Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened in writing, (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (iv) no administrative investigation, audit or other administrative proceeding by the United States Department of Labor, the PBGC, the IRS or other Governmental Entities are pending or, to the Knowledge of the Company, threatened in progress (including any routine requests for information from the PBGC).

(e) The consummation of the transactions contemplated by this Agreement and the Note Purchase Agreements will not (either alone or together with any other event) (i) entitle any employees, directors, consultants, former employees, former consultants or former directors of the Company or its Subsidiaries to severance, change of control or other similar pay or benefits pursuant to any Company Benefit Plan, or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits to any employees, directors, consultants, former employees, former consultants or former directors of the Company or its Subsidiaries under, or increase the amount payable or trigger any other obligation pursuant to any Company Benefit Plan (iii) limit or restrict the right of Parent to merge, amend or terminate any Company Benefit Plan or (iv) result in payments which would not be deductible under Section 280G of the Code.

(f) The Company has Made Available to Parent a true, correct and complete list as of the date hereof of each employee, consultant or independent contractor who provides services to the Company or its Subsidiaries. Within ten (10) business days prior to the anticipated Closing Date, the Company will update such list to reflect any newly hired employees, consultants or independent contractors and those employees whose employment has terminated, in each case not prohibited by this Agreement. No employees reside or work outside of the United States.

Section 3.15 Absence of Certain Changes or Events.

(a) Since March 31, 2012, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since March 31, 2012 and through the date of this Agreement, the Company and its Subsidiaries have not: (i) authorized or paid any dividends or made any distributions with respect to their capital stock, (ii) increased or in any way changed the nature of the compensation, severance or other benefits payable to current or former directors or, other than in the ordinary course of business consistent with past practices, officers or employees, (iii) made any loans (other than advances of business expenses in the ordinary course of business consistent with past practices) to any of its officers, directors, employees, affiliates, agents or consultants, (iv) incurred, assumed guaranteed, or otherwise become liable for any Indebtedness for borrowed money (directly, contingently or otherwise), (v) in any way sold, leased, licensed, transferred, abandoned, let lapse, exchanged or swapped, mortgaged or otherwise encumbered, or subject to any Lien (other than Permitted Liens of the types described in clauses (a), (b) or (c) of the definition thereof or, to the Knowledge of the Company, clause (d) of the definition thereof) or otherwise disposed of any of their respective properties or assets, or (vi) entered into any new line of business or any existing line of business in any new geographic area.

Section 3.16 Tax Matters.

(a) The Company and each of its Subsidiaries have duly and timely filed all material Tax Returns required to be filed by them (taking into account all applicable extensions) and all such Tax Returns are true, complete and correct, in all material respects. The Company and each of its Subsidiaries have paid all Taxes due with respect to such Tax Returns, or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. There are not any unresolved questions or claims, in each case raised by a Governmental Entity in writing, concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company’s consolidated balance sheets (or notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March

31, 2012. The Company has Made Available to Parent true and correct copies of the income Tax Returns filed by the Company and its Subsidiaries with respect to each of such entity’s preceding three (3) taxable years for which a Tax Return was due (taking into account any extension to file) prior to the date hereof.

(b) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP and identified as reserves for taxes in the Company’s consolidated balance sheets (or notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

(c) There is no audit, examination, deficiency, refund litigation or proposed adjustment in progress, pending or threatened in writing by any Tax Authority with respect to any material Taxes due from or with respect to the Company or any of its Subsidiaries. As of the date hereof, none of the Company or its Subsidiaries has received notice in writing of any claim made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file a Tax Return, that the Company or such Subsidiary is or may be subject to material taxation by that jurisdiction, where such claim has not been resolved favorably to the Company or such Subsidiary.

(d) There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Company and any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for the Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract or otherwise.

(f) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(g) Neither the Company nor any of its Subsidiaries has, within the past five (5) years prior to the date of this Agreement, engaged in any transaction that is a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b) (including any transaction which the IRS has determined to be a “listed transaction” for purposes of 1.6011-4(b)(2)) or engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties under Section 6662(d) or any comparable provision of state, foreign or local law. Neither the Company nor any of its Subsidiaries has participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to.

(h) The Company and each of its Subsidiaries are in compliance with all material applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws.

(i) For purposes of this Agreement, (i) “Tax” or “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, alternative minimum, accumulated earnings, personal holding company, capital, transfer, stamp, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, (ii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes and (iii) “Tax Return” means any return, report or similar statement (including any attached schedules) required to be filed with respect to Taxes and any information return, claim for refund, amended return, or declaration of estimated Taxes.

(j) As of December 31, 2011, the U.S. federal income tax net operating losses of the Company and its Subsidiaries equaled $908 million and the state income tax net operating losses of the Company and its Subsidiaries equaled $300 million. As of the date hereof, the U.S. federal income tax net operating losses of the Company and its Subsidiaries will not be less than $908 million and the state income tax net operating losses of the Company and its Subsidiaries will not be less than $300 million. Schedule 3.16(j) of the Company Disclosure Schedule sets forth, on an entity by entity asset class by class basis, the U.S. federal income tax basis of the assets of the Company and its Subsidiaries as of December 31, 2011.

(k) The U.S. federal and state income tax net operating losses of the Company and its Subsidiaries are not subject to any limitation under Section 382 of the Code or any comparable provision of state law.

Section 3.17 Intellectual Property.

(a) The Company and its Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as presently conducted and to be used in their business as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement and the Note Purchase Agreements. The material Intellectual Property owned or, to the Knowledge of the Company, used by the Company and its Subsidiaries is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property.

(b) The conduct of the businesses of the Company and its Subsidiaries, and the Company IP, (i) do not and have not infringe(d) upon, misappropriate(d) or otherwise violate(d) any Intellectual Property of any Person, and (ii) do not constitute unfair competition or trade practices under the Laws of any relevant jurisdiction. Neither the Company nor any of its Subsidiaries has received, within the past three (3) years, (x) any written invitations to license

Intellectual Property of a third party or (y) any written claims alleging that the conduct of the businesses of the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person or constitutes unfair competition or trade practices under the Laws of any relevant jurisdiction. The Company and each of its Subsidiaries take commercially reasonable actions to protect, police, maintain and preserve the Company IP that is material to its business.

(c) The Company’s and its Subsidiaries’ computers, software, firmware, middleware, servers, networks and all other information technology equipment that is material to the business as currently conducted operate and perform in all material respects as required by the Company and its Subsidiaries in connection with their respective businesses as currently conducted and have not materially malfunctioned or caused a material and prolonged business disruption within the past three (3) years. The Company and each of its Subsidiaries have implemented reasonable backup, security and disaster recovery technology policies and procedures.

Section 3.18 Network Equipment. Schedule 3.18 of the Company Disclosure Schedule sets forth a true and complete list of all material Network Assets, equipment and other tangible assets (other than real property subject to leases) owned, used or held for use by the Company and its Subsidiaries.

Section 3.19 Opinion of Financial Advisor. The Board of Directors has received the opinion of Moelis & Company LLC, dated the date of this Agreement, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than excluded holders as set forth in the opinion) and the Aggregate Consideration is fair from a financial point of view to the Company. The “Aggregate Consideration” shall mean the sum of (a) the aggregate Merger Consideration paid to the holders of Company Common Stock, (b) the Closing Date Cash Payment paid to the holders of Notes pursuant to the Note Purchase Agreements and (c) the Additional Spectrum Assets.

Section 3.20 Required Vote of the Company Stockholders. The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Meeting, or any adjournment or postponement thereof, is the only vote of holders of any class or series of capital stock of the Company which is necessary to adopt this Agreement (the “Company Stockholder Approval”).

Section 3.21 Certain Contracts.

(a) Schedule 3.21 of the Company Disclosure Schedule sets forth a list of each Contract to which the Company or any of its Subsidiaries has entered into (i) within twelve (12) months prior to the date hereof under which any Liabilities are reasonably likely to exist following the Closing Date, (ii) that provides an indemnification or reimbursement obligation by the Company or any of its Subsidiaries to any party (unless such indemnification or reimbursement obligation has terminated and the Company and its Subsidiaries are not aware of any demand, request or claim for indemnification or reimbursement that has been made or may be asserted thereunder, regardless of whether the Company or any of its Subsidiaries believes the assertion of such demand, request or claim is valid under such contract or applicable Law), (iii) in which any obligation of the Company or any of its Subsidiaries remain (actual or contingent) to the counterparty with a value or amount in excess of $50,000, (iv) which if the Company or any such Subsidiary terminated such contract the Company or such Subsidiary would be required to pay a fee, damages (liquidated or otherwise) or a penalty pursuant to the terms of such contract in excess of $10,000 (regardless of whether consent of the counterparty is provided), or (v) in the past three years outside of the ordinary course of business (each, a “Company Contract”). Neither the Company nor any of its Subsidiaries has entered into any contract of the following types: (x) Contracts that would purport to limit the Company, Parent or any of their Affiliates from engaging in the wireless communications services business or any other telecommunications business in any geographic area or competing in any manner with any Person, (y) Contracts that would require the Company, Parent or any of their Affiliates to deal exclusively with any Person or provide for “most favored nation” pricing as to the procurement or sale of goods or services, or (z) Contracts granting a right of first refusal or similar right.

(b) A true and complete copy of each Company Contract entered into prior to the date hereof has been Made Available to Parent. Neither the Company nor any of its Subsidiaries is in material breach of or material default under the terms of any Company Contract or any other contract that would be a Company Contract if it were entered into prior to the date hereof (“Additional Contracts”). To the Knowledge of the Company, no other party to any Company Contract or Additional Contract is in material breach of or in material default under the terms of any Company Contract or Additional Contract where such material breaches or material defaults have had, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, each Company Contract and Additional Contract is a valid and binding obligation of the Company or the Subsidiary which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is enforceable against the Company or its applicable Subsidiary, as the case may be, in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

Section 3.22 Takeover Statutes. Subject to the accuracy of the representations and warranties set forth in Section 4.6, the Company Board of Directors has taken all necessary action so that no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) as in effect on the date of this Agreement is applicable to the Company, Company Common Stock, the Merger, the Voting Agreement or the other transactions contemplated by this Agreement.

Section 3.23 Transactions with Affiliates. Other than pursuant to any compensation, indemnification or other similar agreements between the Company or a Subsidiary of the Company and any officer or director, there are no transactions, arrangements or contracts, between the Company or any Subsidiary of the Company, on the one hand, and any Affiliate of the Company (including the Company’s Subsidiaries), on the other hand.

Section 3.24 Insurance. As of the date hereof, the Company and its Subsidiaries are covered by valid and currently effective insurance policies as set forth in Schedule 3.24 of the Company Disclosure Schedule. All premiums payable under such policies have been duly paid to date. As of the date hereof, none of the Company or any of its Subsidiaries has received any written notice of cancellation of any such policy. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failure to maintain Insurance Policies that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

Section 3.25 Environmental Matters. (a) Each of the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws in all material respects; (b) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance that could reasonably be expected to result in any material liability under any Environmental Law; (c) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation that could reasonably be expected to result in any material liability under any Environmental Law; (d) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property that could reasonably be expected to result in any material liability under any Environmental Law; (e) neither the Company nor any of its Subsidiaries has caused, or been alleged to have caused, any release or threat of release of any Hazardous Substance that could reasonably be expected to result in any material liability under any Environmental Law; (f) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to any material liability under any Environmental Law; (g) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to material liability under any Environmental Law or relating to Hazardous Substances; (h) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claims, liability, investigations, costs or restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (i) none of the properties currently or formerly used by the Company or its Subsidiaries contain any underground storage tanks or mold that could reasonably be expected to result in any material liability under any Environmental Law. The Company has Made Available to Parent copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations.

Section 3.26 Finders or Brokers. Except for Moelis & Company, the arrangements with which have been disclosed to Parent prior to the date of this Agreement,

neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby or by the Note Purchase Agreements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the corresponding section of the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of its respective jurisdiction of incorporation and has the corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of Parent and Merger Sub is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership, leasing or operation of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.2 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the other transactions contemplated hereby.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Voting Agreement and, except (with respect to Merger Sub) for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which will be obtained promptly following the execution of this Agreement, to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery of this Agreement and the Voting Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Merger Sub and, except for the adoption of this Agreement by the sole stockholder of Merger Sub and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement and, with respect to Parent only, the Voting Agreement have been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the other parties hereto or thereto, each of this Agreement and, with respect to Parent only, the Voting Agreement constitutes the valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Exchange Act, (iii) the HSR Act, (iv) the Communications Act and the FCC Rules and (v) any state securities or “blue sky” laws (collectively, the “Parent Regulatory Approvals”), no authorization, consent, license, permit, action (including action on an application), order or approval of, or registration, declaration or filing with, any Governmental Entity is necessary for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement or the Voting Agreement, except for such authorizations, consents, licenses, permits, actions, orders, approvals, registrations, declarations or filings, that, if not obtained or made, would not reasonably be likely to prevent or significantly impair or delay the consummation of the transactions contemplated hereby and thereby.

(c) Subject to the receipt of the Parent Regulatory Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Voting Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance with the provisions hereof will not (i) constitute or result in any breach, violation of, or a termination or default (with or without notice or lapse of time, or both) under, cause any additional payments under or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of a material benefit under any Contract binding upon Parent or any of its Subsidiaries, or result in the creation of any Liens upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws, in each case as amended, of Parent or Merger Sub, or (iii) conflict with or violate any Laws applicable to Parent, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that has not, and would not reasonably be likely to significantly impair or delay the consummation of the Merger.

Section 4.4 Litigation. There are no Actions pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Subsidiaries and there are no Orders of or before any Governmental Entity relating to Parent, in each case, which would reasonably be likely to prevent or materially impair or delay the consummation of the Merger.

Section 4.5 Proxy Statement; Other Information. None of the information provided by Parent with respect to Parent or its Subsidiaries to be included in the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.6 Ownership of the Company Common Stock. Parent and its “affiliates” and “associates” (each as defined in Section 203 of the DGCL) do not own, and have not for the past three years owned, at any time, shares of the Company Common Stock or other securities convertible into, or derivative of, shares of the Company Common Stock in an aggregate amount in excess of 14.9% of the outstanding Company Common Stock. For purposes of this Section 4.6, “own” or “owned” shall have the meaning provided pursuant to Section 203 of the DGCL.

Section 4.7 Availability of Funds. Parent’s and Merger Sub’s obligations hereunder and, with respect to Parent, under the Note Purchase Agreements, are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the Merger and the other transactions contemplated by this Agreement and the Note Purchase Agreement. Parent and Merger Sub have, and as of the Closing will have, access to cash sufficient to enable each of Parent and Merger Sub to perform its obligations hereunder, and consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.8 FCC Eligibility. Parent is qualified under the Communications Act of 1934 and the FCC Rules to hold and receive FCC Authorizations generally and, subject to receipt of the FCC Consent, to hold and receive the Transferred Spectrum Assets upon consummation of the transactions contemplated by this Agreement.

Section 4.9 No Additional Representations; Acknowledgments. Parent is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section III, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company and its Subsidiaries and its and their respective officers in connection with the Merger, and Parent understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company. From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, and except (i) with the prior consent of the Parent (which consent may not be unreasonably withheld, delayed or conditioned), (ii) as set forth in Schedule 5.1 of the Company Disclosure Schedule, (iii) as may be required by Law or (iv) as expressly contemplated by this Agreement:

(a) The Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted, and such entities shall not take any action, except in the ordinary course of business consistent with past practices.

(b) The Company agrees, on behalf of itself and its Subsidiaries, that between the time of execution hereof and the Effective Time, the Company:

(i) shall not amend its charter or bylaws;

(ii) other than dividends and distributions by a wholly owned Subsidiary to its parent, shall not, and shall not permit any of its Subsidiaries to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock in cash, assets, stock or other securities of the Company or its Subsidiaries;

(iii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(iv) shall not, and shall not permit any of its Subsidiaries to (A) hire any new employees, consultants or independent contractors, except to replace any employee that terminates his or her employment between the date of this Agreement and the Effective Time, (B) terminate any employees (other than for cause provided that any such termination for cause shall be contemporaneously communicated to Parent), (C) other than the payment of regular base salaries or directors fees, at the rates in effect as of the date hereof, make any compensation payments or awards, including the grant of any equity or cash awards, to any director or officer or employee of the Company or any of its Subsidiaries, (D) grant or increase the compensation, severance or other benefits payable or to become payable to its current or former directors, officers or employees, (E) adopt, enter into, establish, amend, modify or terminate any Company Benefit Plan or any employment, consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any shareholder, director, officer, other employee or consultant that would constitute a Company Benefit Plan had it been in effect as of the date of this Agreement, (F) amend the terms of any outstanding equity-based awards, (G) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (H) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (I) forgive any loans to current or former directors, officers or employees of the Company or any of its Subsidiaries;

(v) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than business expense advances in the ordinary course of business consistent with past practices) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons;

(vi) shall not, and shall not permit any of its Subsidiaries to, make any change with respect to material accounting policies or procedures, except as required by GAAP, SEC rule or policy or applicable Law;

(vii) shall not permit any of its Subsidiaries to, adopt any amendments to its certificate of incorporation or by-laws;

(viii) shall not and shall not permit any of its Subsidiaries to, take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise required by the express terms of any unexercisable options outstanding on the date hereof or as contemplated by Section 2.3(e) of this Agreement) or (A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities; or (B) grant, confer or award any options, warrants, convertible security or other rights to acquire any shares of its capital stock;

(ix) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, or otherwise become liable for any Indebtedness (directly, contingently or otherwise) except for (A) accrual of interest under the Company’s existing Indebtedness, or (B) Indebtedness which is made available under the Note Purchase Agreements to the extent permissible thereunder;

(x) shall not, and shall not permit any of its Subsidiaries to (other than business advances in the ordinary course of business) make any loans, advances or capital contributions to, or investments in, any other Person, other than by the Company or a Subsidiary of the Company to, or in the Company or any of its Subsidiaries;

(xi) shall not sell, lease, license, transfer, abandon, let lapse, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien or otherwise dispose of any of its properties or assets, including the capital stock of any of its Subsidiaries except pursuant to agreements contemplating the transfer of the Additional Spectrum Assets or Other Assets on terms reasonably acceptable to Parent, taking into account the terms of the Note Purchase Agreements;

(xii) shall not, and shall not permit any of its Subsidiaries to, modify, amend, terminate or waive any rights under any Company Contract or any Additional Contract in any material respect in the aggregate, other than in the ordinary course of business consistent with past practice, or enter into any Additional Contract, other than in the ordinary course of business consistent with past practice;

(xiii) shall not make or commit to any capital expenditures other than in the ordinary course of business consistent with past practice;

(xiv) except as required by Law, or as may be required by GAAP, shall not (A) make or change any material Tax election, (B) materially amend any material Tax Return, (C) take any material position on any material Tax Return filed on or after the date of this Agreement, or adopt any material accounting method therefor that is inconsistent with elections made, positions taken or accounting methods used in preparing or filing similar Tax Returns in prior periods or (D) settle or resolve any material Tax controversy;

(xv) shall not (A) enter into any new line of business or (B) except as currently conducted, engage in the conduct of any business in any state which would require the receipt or transfer of a Permit or License authorizing operation or provision of any communication services or foreign country that would require the receipt or transfer of, or application for, a Permit or License;

(xvi) shall not file for any Permit or License (A) outside of the ordinary course of business or (B) the receipt of which would reasonably be likely to prevent, impair or delay the consummation of the transactions contemplated hereby or by the terms of the Note Purchase Agreements;

(xvii) shall not settle any Action before, or threatened to be brought before, a Governmental Entity which provides for anything other than the payment of money;

(xviii) shall not assign, transfer, cancel, fail to renew or fail to extend any Transferred Spectrum Assets; and

(xix) shall not, and shall not permit any of its Subsidiaries to, agree or enter into any contract, in contravention of the foregoing.

Section 5.2 Investigation. The Company shall afford to Parent and to its Subsidiaries, and to its and its Subsidiaries’ officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, to the Company and its Subsidiaries’ properties, Contracts, commitments, books and records, Representatives (provided that the Company’s obligations with respect to Representatives shall be satisfied if the Company makes good faith requests of such Representatives) and any report, schedule or other document filed or received by the Company pursuant to the requirements of federal or state securities Laws, and shall use all reasonable efforts to cause the Company’s Representatives to furnish promptly to Parent or its Representatives such additional financial and operating data and other information as to the Company and its Subsidiaries’ respective businesses and properties as Parent or its Representatives may from time to time reasonably request, except that nothing herein shall require either the Company or any of its Subsidiaries to disclose any information to Parent that would cause a violation of any agreement to which the disclosing party is a party, would cause a risk of a loss of legal privilege to the party disclosing such data or information, or would constitute a violation of applicable Laws; provided that the Company shall have used reasonable best efforts to provide such information and protect such privacy without violation of applicable Law. Parent hereby agrees that it will treat any such information in accordance with the Confidentiality Agreement, dated as of April 5, 2012 between the Company and Parent (as it may be amended, the “Confidentiality Agreement”).

Section 5.3 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that it will not, it will cause its Subsidiaries and its and its Subsidiaries’ officers and directors not to, and that it shall instruct and use its best efforts to cause its and their respective Affiliates and other Representatives not to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to or that could reasonably be expected to lead to, or the making or submission of, any Company Alternative Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating or with respect to, any Company Alternative Proposal, or in response to any inquiries or proposals that could reasonably be expected to lead to any Company Alternative Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Alternative Proposal or (iv) approve, endorse, or recommend any Company Alternative Proposal or (v) enter into any letter of intent or similar document or any agreement or commitment providing for, any Company Alternative Proposal (except for confidentiality agreements specifically permitted pursuant to this Section 5.3(a)); provided that none of the foregoing shall prohibit the Company and its Representatives from contacting in writing any Persons or group of Persons who have made an unsolicited bona fide written Company Alternative Proposal to solely request the clarification of the terms and conditions thereof; provided, further, that a copy of any such written clarification shall be provided to Parent within twenty-four (24) hours after sending to such Person or group of Persons.

Notwithstanding anything in this Agreement to the contrary, prior to, but not after, the receipt of the Company Stockholder Approval the Company may (A) provide or cause its Representatives to provide information in response to a request therefor by a Person or group of Persons who has made after the date of this Agreement an unsolicited bona fide written Company Alternative Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (as defined in Section 5.2) and simultaneously provides any such information to Parent to the extent not previously provided to Parent; or (B) engage or participate in any discussions or negotiations with any Person or group of Persons who has made such an unsolicited bona fide written Company Alternative Proposal; if and only to the extent that, prior to taking any action described above, (x) the Board of Directors (or the Independent Committee) determines in good faith after consultation with outside legal counsel that failure to take such action, in light of such Company Alternative Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) the Board of Directors (or the Independent Committee) has determined in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Company Alternative Proposal either constitutes a Company Superior Proposal (as defined below) or would reasonably be expected to result in a Company Superior Proposal.

(b) “Stop-Look-and-Listen” Communication. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or issuing any “stop-look-and-listen” communication, if, in the good faith judgment of the Company’s Board of Directors, after consultation with its outside legal advisors, such disclosure is required under applicable Law; provided that, if such disclosure has the substantive effect of an Adverse Recommendation Change (it being understood that, so long as the Company continues affirmatively to recommend to its stockholders the adoption of this Agreement and the transactions contemplated hereunder, it shall not be precluded from disclosing factually accurate information with respect to any Company Alternative Proposal or the operation of this Agreement with respect thereto), it shall be deemed a Adverse Recommendation Change.

(c) Definitions. For purposes of this Agreement:

(i) “Company Alternative Proposal” shall mean any proposal or offer made by any Person or group of Persons prior to the receipt of the Company Stockholder Approval (other than a proposal or offer by Parent, any of its Subsidiaries or its or their Affiliates), other than any such proposal exclusively involving the Additional Spectrum Assets or Other Assets that would not reasonably be expected to prevent or delay in any material respect the Merger (so long as no non-public information relating to the Transferred Spectrum Assets is made available to such Person or group of Persons), relating to any direct or indirect (A) acquisition of the Company by merger or business combination transaction, or for a “merger of equals” with the Company; (B) acquisition by any Person of any of the Transferred Spectrum Assets; (C) acquisition by any Person of (1) ten percent (10%) or more of the outstanding shares of Company Common Stock from the Company or (2) thirty-five percent (35%) or more of the outstanding shares of Company Common Stock; or (D) acquisition by the Company following which the stockholders of the Company immediately preceding the consummation of the transaction contemplated thereby cease to hold at least eighty-five percent (85%) of the outstanding equity of the Company immediately following such transaction.

(ii) “Company Superior Proposal” shall mean a bona fide written Company Alternative Proposal made by any Person or group of Persons for at least seventy percent (70%) of the assets or outstanding shares of the Company Common Stock (and which proposal has not been obtained by or on behalf of the Company in material or willful violation of this Section 5.3 (a), (b) or (d) or material violation of Section 5.3(e), and with respect to which the Company has fulfilled its obligations pursuant to this Section 5.3 in all material respects, and which would not result in the existing stockholders of the Company owing or controlling, directly or indirectly, in excess of twenty percent (20%) of such assets or securities after such transaction) on terms that the Board of Directors (or the Independent Committee) determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and after taking into account all legal, financial and regulatory aspects of the proposal (and the timing and likelihood of consummation of such transaction), the Person making the proposal and any potential revisions to this Agreement suggested by Parent or its Representatives are more favorable from a financial point of view to the Company and its stockholders (taking into account the likelihood and timing of completion and obtaining financing), and which the Board of Directors is required to accept in order to fulfill its fiduciary duties under the DGCL.

(d) Existing Discussions. The Company agrees that it will immediately cease, and shall instruct and use its best efforts to cause its Subsidiaries, Affiliates and its and their Representatives to immediately terminate, any existing activities, discussions or negotiations with any third party with respect to a Company Alternative Proposal and shall not take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person from any Takeover Statute or similarly restrictive provisions of its organizational documents or, except in order to take any actions permitted pursuant to this Section 5.3, terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 5.3 and in the Confidentiality Agreement. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

(e) Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any inquiries, proposals or offers with respect to a Company Alternative Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it, or to its Knowledge, its Affiliates or any of its other Representatives (and shall instruct its Affiliates and other Representatives to immediately notify the Company of any such inquiries, proposals or offers) indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person in connection with a Company Alternative Proposal subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent.

Section 5.4 Proxy Material.

(a) Proxy Filing. Within ten (10) business days after the date hereof, the Company shall prepare and file, or cause to be prepared and filed, with the SEC the proxy statement (together with the letters to stockholders, notices of meeting and forms of proxies to be distributed to stockholders in connection with the Merger, and any schedules required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”) which shall (i) except to the extent provided in Section 5.4(d), include the recommendation of the Board of Directors that the Company’s stockholders adopt this Agreement and the transactions contemplated hereunder and (ii) comply in all material respects with the provisions of the Exchange Act. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Proxy Statement, and the Company shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders promptly following the date on which the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement. Each party shall promptly notify the other party upon the receipt by it or any of its Subsidiaries of any comments from the SEC or its staff, or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, and shall provide the other party with copies of all correspondence between it or its Subsidiaries, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement.

(b) Information Supplied. The Company agrees that none of the information with respect to the Company or its Subsidiaries to be included in the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Merger Sub each agrees that none of the information supplied or to be supplied by it to be included in the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Amendment to Proxy Statement. If at any time prior to the Company Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent, which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment, supplement or other filing incorporated by reference into the Proxy Statement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company in each case, as promptly as reasonably practicable.

(d) Stockholders Meeting. The Board of Directors shall, by not later than the date hereof, adopt a resolution fixing the twenty-third (23rd) business day immediately following the date of this Agreement as the record date for determining the stockholders entitled to notice of or to vote at a special meeting of the Company’s stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”); provided, however, if pursuant to clause (i) of the second sentence following this sentence and without giving effect to this proviso the Company Meeting would occur more than sixty days after such record date, the Board of Directors shall adopt another resolution fixing a date that is as soon as possible and a new record date is required as the record date for determining the stockholders entitled to notice of or to vote thereat. Promptly following the execution of this Agreement, the Company shall deliver to Parent a certified copy of the resolution of the Board of Directors fixing the twenty-third (23rd) business day immediately following the date hereof as the record date for determining the stockholders entitled to notice of or to vote at the Company Meeting. Within three (3) business days after the later to occur of (i) the date on which the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement or (ii) the twenty-fourth (24th) business day following the date hereof (or, in the event a new record date is set pursuant to the first sentence of this subsection, as soon as reasonably practicable following such record date), in accordance with the DGCL and the Company’s certificate of incorporation and by-laws, the Company shall duly call, give notice of, and, on the twenty-first (21st) day following the mailing of the Proxy Statement, convene and hold the Company Meeting and shall, through the Board of Directors, subject to the terms contained herein, recommend to its stockholders the adoption of this Agreement (the “Company Recommendation”). Unless there shall have been an Adverse Recommendation Change, the Company will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. Except as expressly set forth in this Section 5.4, the Board of Directors shall not withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the Company Recommendation. Notwithstanding the foregoing, the Board of Directors may only make an Adverse Recommendation Change if the Board of Directors has concluded in good faith, after consultation with its outside legal counsel, that the failure of the Board of Directors to effect an Adverse Recommendation Change would be inconsistent with such directors’ fiduciary duties under applicable Law. In the event that, subsequent to the date of this Agreement and prior to the earlier of (x) the Company Meeting and (y) the termination of this Agreement, there shall have been an Adverse Recommendation Change, the Company shall nevertheless submit this Agreement to the holders of Company Common Stock for adoption at the Company Meeting. “Adverse Recommendation Change” means either of the following, as the context may indicate: (i) any failure by the Board of Directors (or any committee thereof) to make, or any withdrawal or modification of, or public proposal to withdraw or modify, in any manner adverse to Parent of, the Company Recommendation, or (ii) the Company or the Board of Directors approving, endorsing or recommending a Company Alternative Proposal.

(e) Adjournment or Postponement. The Company shall not adjourn or postpone the Company Meeting under any circumstances without the prior written consent of Parent; provided that the Company shall not be obligated to obtain the prior written consent of Parent if such adjournment or postponement is needed to ensure that any supplement or amendment to the Proxy Statement required by Law is provided to the Company’s stockholders in advance of a vote on the Merger and this Agreement, provided further that such adjournment or postponement shall be for a period as short as practicably possible.

Section 5.5 Company Benefit Plans; Employee Communications.

(a) If requested by Parent at least ten (10) business days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans, including without limitation any Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the day immediately preceding the Effective Time. In the event that Parent requests that any such Company Benefit Plans be terminated, the Company shall provide Parent with evidence that such Company Benefit Plans have been terminated pursuant to resolution of the Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(b) As of the Effective Time, except as otherwise set forth in this Agreement, the Company shall have settled, discharged or fully accrued on the Estimated Liabilities Notice any and all outstanding liabilities under the Company Benefit Plans (including any potential severance and retention liabilities).

(c) The Company and its Subsidiaries shall not communicate with Company employees regarding the compensation, benefits or other treatment they will receive in connection with the proposed Merger without providing Parent with prior notice of and the opportunity to review and comment upon any such communications, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent.

Section 5.6 Notification of Certain Matters. The Company shall give prompt notice to Parent of (a) the occurrence of any event known to it which would reasonably be likely to, individually or in the aggregate, (i) have a Material Adverse Effect or (ii) cause any condition set forth in Article VI to be unsatisfied in any material respect at any time prior to the Effective Time or (b) any action, suit, proceeding, inquiry or investigation pending or, to the Knowledge of the Company, threatened which questions or challenges the validity of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

Section 5.7 Filings; Other Action.

(a) HSR Act Notification. As promptly as reasonably practicable after the date hereof, Parent and the Company shall and shall cause their applicable Affiliates to file all notices, reports and other documents required to be filed by such party with any Governmental Entities with respect to the Merger and the transactions contemplated hereby relating to matters other than the FCC Consent (which shall be governed by the provisions of Sections 5.7(b)-(c) below), and to submit promptly any additional information reasonably requested by such Governmental Entity. Without limiting the generality of the foregoing, Parent and the Company shall promptly after the date of this Agreement but in no event later than ten

(10) business days after the date hereof (it being understood that the failure to file within such ten (10) business day period shall not constitute a breach of this Agreement) prepare and file the notifications required under the HSR Act in connection with the Merger. Parent and the Company shall, and shall each cause its respective Affiliates to, use their reasonable best efforts to respond as promptly as practicable to any inquiries or requests received from any Governmental Entity in connection with the Merger. Each of Parent and the Company shall, and shall each cause its respective Affiliates to, give the other party prompt notice of the commencement of any legal proceeding by or before any Governmental Entity with respect to the Merger; (B) keep the other party informed as to the status of any such legal proceeding; and (C) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Transactions. Parent and the Company shall, and shall each cause its respective Affiliates to, consult and cooperate with one another to the full extent permissible under applicable Law in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any proceeding under or relating to the HSR Act or any other competition-related Law. In addition, except as may be prohibited by any Governmental Entity or by any legal requirement, in connection with any proceeding under or relating to the HSR Act or any competition Law or any other similar legal proceeding, each of Parent and the Company will, and shall each cause its respective Affiliates to, permit authorized representatives of the other party to be present at each meeting or conference relating to any such proceeding solely with respect to those portions of such meeting or conference relating to the Merger and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such proceeding.

(b) FCC Filings. Each of Parent and the Company covenants and agrees to act diligently and use reasonable best efforts to prepare and file, as promptly as possible, but in no event later than ten (10) business days after the date hereof (it being understood that the failure to file within such ten (10) business day period shall not constitute a breach of this Agreement so long as the filing is made as promptly as reasonably practicable thereafter), all necessary applications and notices in order to obtain the FCC Consent (collectively, the “FCC Transfer Applications”). Notwithstanding anything to the contrary herein, neither the Company nor any of its Affiliates shall make any filing with the FCC that could reasonably be expected to adversely affect the Transferred Spectrum Assets, the transactions contemplated hereby or obtaining the FCC Consent or consent to the FCC Transfer Applications. The FCC Transfer Applications and any supplemental information furnished in connection therewith shall be in substantial compliance with the FCC Rules, and shall contain such showings, information and requests for waivers as shall be appropriate. The Company and Parent shall furnish to each other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation, filing and prosecution of each FCC Transfer Application and shall furnish the FCC any documents, materials, or other information reasonably requested by the FCC. Parent and the Company shall bear their own expenses in connection with the preparation, filing, and prosecution of each FCC Transfer Application; provided, however, that all filing fees incurred in connection therewith shall be borne one-half each by Parent, on the one hand, and the Company, on the other hand. In the event that any information in the FCC Transfer Applications or any such supplemental information furnished in connection therewith is deemed confidential by Parent or the Company, the parties shall use their reasonable best efforts to maintain the confidentiality of the same, and the parties shall seek FCC authorization to withhold such information from public view. Parent and the Company shall, and shall each cause its respective Affiliates to, consult and cooperate with one another to the full extent permissible under applicable Law in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any proceeding under or relating to the FCC Transfer Applications.

(c) Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement, the Note Purchase Agreements and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement and the Note Purchase Agreements as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits, clearances, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and the Note Purchase Agreements. Any costs necessary for the Company or its Subsidiaries to pay to obtain any consents, approvals or authorizations obtained in connection with the transactions contemplated hereby shall paid prior to the Effective Time.

(d) Parent Actions. Nothing in this Section 5.7 shall require, or be construed to require, (i) Parent, the Company or any of their respective Affiliates to take or refrain from taking any action or to agree to any restriction or condition with respect to any of their assets or operations, in each case that would take effect prior to the Effective Time or (ii) Parent or its Affiliates to take or refrain from taking any action or to agree to any restriction or condition with respect to (A) the operations or assets of Parent or any of its Affiliates or (B) the operations or assets of the Company or the Company’s Subsidiaries ((A) and (B) each being a “Regulatory Adverse Condition”). Parent agrees that the imposition of any of the conditions set forth on Exhibit 5.7(e) will not be deemed a Regulatory Adverse Condition to the extent set forth in such Exhibit. The Company shall not be permitted to agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits or authorizations in connection with the transactions contemplated by this Agreement without the prior written consent of Parent. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. To the extent permitted by Law, each party shall provide the other with copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the transactions contemplated by this Agreement and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of Parent and the Company. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(e) Correspondence. To the extent permitted by applicable Law, the Company shall (i) promptly deliver to Parent copies of all correspondence between it (or its advisors) and the FCC, Industry Canada, the NPT or any other Governmental Entity with respect to any of the filings made pursuant to Section 5.7(a), Section 5.7(b) or Section 5.7(c), the Company Licenses or any other transactions contemplated by this Agreement, and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of Parent; and (ii) promptly file with the FCC, Industry Canada, the NPT or any requesting Governmental Entity a response to any such notice or inquiry indicated in clause (i) of this Section 5.7(e), which response shall be reasonably acceptable to the other party.

Section 5.8 Maintain Regulatory Status; Preserve Company Licenses.

(a) Maintain Regulatory Status. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) cure no later than the Effective Time any material violations and defaults by any of them under any applicable FCC Rules, Industry Canada Rules, NPT Rules and FAA Rules, (ii) substantially comply with the terms of any Company Licenses and the FAA Rules, (iii) file or cause to be filed with the FCC, Industry Canada, the NPT and the FAA all material reports and other filings required to be filed by the Company under applicable FCC Rules, Industry Canada Rules, NPT Rules and FAA Rules, and (iv) preserve intact in all material respects its goodwill with the FCC, the FAA, Industry Canada, the NPT and the Company’s other regulators.

(b) Preserve Company Licenses. During the period from the date of this Agreement to the Closing, the Company shall, and shall cause its Subsidiaries to: (i) use their respective reasonable best efforts to take all actions reasonably necessary to maintain and preserve the Company Licenses, Company Leases and Company Permits, including the timely filing of any required FCC reports and all other applicable Laws with respect thereto; (ii) not enter into any agreement or negotiations (or continue any negotiations) on or with respect to Spectrum capacity under any Company License without the prior consultation with and the prior approval of Parent; (iii) not enter into any Interference Consent, negotiate for any Interference Consent (or continue any such negotiations) in connection with any Company License without the prior consultation with and the prior approval of Parent; (iv) not enter into any agreement or negotiations (or continue any negotiations) on or with respect to the assignment of any Company License (other than pursuant hereto), the partition of any Company License or the disaggregation of any Company License; (v) except for proceedings related to the Ongoing WCS Rulemaking Proceedings, not seek the modification of any Company License, except for such modifications as are authorized by this Agreement and in any such event, the Company shall consult with Parent prior to seeking such modification; and (vi) refrain from taking any action that would give the FCC, Industry Canada, the NPT or any other Governmental Entities with jurisdiction over the Company or any of its Subsidiaries reasonable grounds to institute proceedings for the suspension, revocation, termination, forfeiture, cancellation or adverse modification of any Company Licenses, Company Leases and Company Permits; provided however that the covenants in the foregoing clauses (ii) through (v) with respect to Company Licenses that are not Transferred Spectrum Assets will be applicable only to the extent that such actions would reasonably be likely to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement.

Section 5.9 Takeover Statute. If any Takeover Statute shall become applicable to the transactions contemplated hereby, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby, and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. The Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein, and shall not issue any such press release or other public statement or comment prior to such consultation except with respect to any Adverse Recommendation Change or as may be required by Law or by any national securities exchange.

Section 5.11 Control of Operations. Nothing contained in this Agreement shall be deemed to give Parent or the Company, directly or indirectly, the right to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5.12 Resignations. Prior to the Closing, the Company shall obtain the resignations of each director and officer of each Subsidiary of the Company effective as of the Effective Time.

Section 5.13 Directors’ and Officers’ Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification and payment or reimbursement of fees and expenses incurred in advance of the final disposition of any claim related to acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be (the “Indemnified Parties”), of the Company or its Subsidiaries as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) as in effect as of the execution of this Agreement shall survive the Merger and shall continue in full force and effect for a period of six (6) years from and after the Effective Time. For a period of six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to (i) maintain in effect the current provisions regarding indemnification of officers and directors contained in the certificate of incorporation and by-laws (or comparable organizational documents) of each of the Company and its Subsidiaries and (ii) indemnify and hold harmless the Indemnified Parties to the fullest extent permitted by applicable Law against any losses, claims, damages, liabilities, costs, expenses (including advances for reasonable fees and expenses as incurred to the fullest extent permitted under applicable Law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), judgments, fines and, subject to approval by Parent (which shall not be unreasonably withheld, delayed or conditioned), amounts paid in settlement in connection with any threatened or actual Action to which such Indemnified Party is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such individual is or was a director or officer of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether asserted or arising before or after the Effective Time.

(b) Prior to the Closing, the Company shall purchase a “tail” insurance policy to provide coverage for a claims period of at least six (6) years with coverage, amounts, terms and conditions which are no less advantageous to the Indemnified Parties than the Company’s existing policies; provided, however, that the Company shall consult with Parent prior to purchasing such “tail” insurance policy and shall provide Parent with evidence of such purchase.

(c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.13, upon learning of any such Action, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party, except to the extent such failure materially prejudices the indemnifying party. In the event of any such Action, (arising after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof, with counsel reasonably acceptable to the Indemnified Parties (which acceptance shall not be unreasonably withheld, delayed or conditioned), the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, or between the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent shall cause the Surviving Corporation to pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation shall be obligated pursuant to this Section 5.13(c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without their prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned; and provided, further, that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and to the extent that a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) The provisions of this Section 5.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives.

(e) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 5.13 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws (or comparable organizational documents) of the Company or any of its Subsidiaries or applicable Law.

(f) In the event that either Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other persons, (ii) transfers fifty percent (50%) or more of its properties or assets to any person or (iii) enters into any similar transaction, then and in each case, proper provision shall be made so the applicable successors and assigns or transferees assume the obligations set forth in this Section 5.13.

Section 5.14 Delivery of Purchase Price Information. At least ten (10) and no more than fifteen (15) business days prior to the Closing Date, the Company shall deliver to Parent and to the Holder Representative (as such term is defined in the Third Lien Note Purchase Agreement) a reasonably detailed statement (the “Estimated Liabilities Notice”), setting forth both as of the date delivered and a good faith and reasonable estimate as of the Closing the aggregate amount of unrestricted cash which constitutes WCS/AWS Assets held by the Company (“Unrestricted Cash”) and the aggregate amount of Liabilities of the Company that would appear on the Company’s balance sheet, or would appear if properly recorded, in each case, determined on a consolidated basis in accordance with generally accepted accounting principles in the United States of America and consistent with those applied in the preparation of the audited financial statements included in the Company’s Annual Report on Form 10-K for the Year ended December 31, 2011, in each case subject to the modifications set forth on Exhibit D (the “Accounting Methodologies”). The Estimated Liabilities Notice shall also have set forth on its face both as of the date delivered and a good faith and reasonable estimate as of the Closing (i) the aggregate amount of such Liabilities, (ii) the aggregate amount of such Liabilities attributable to the Notes and (iii) the amount equal to the aggregate amount of such Liabilities (excluding aggregate amount of such Liabilities attributable to the Notes) minus Unrestricted Cash (the amount in subclause (iii) calculated solely with respect to the estimate as of the Closing and as may be revised pursuant to this Section 5.14, the “Estimated Closing Date Liabilities”) and the Company shall provide to Parent all supporting materials used in such calculations. No later than five business days prior to the Closing, Parent may by written notice raise any reasonable objections Parent has with the calculation of the Estimated Closing Date Liabilities. The Company will in good faith take into account such objection and, to the extent necessary, send in writing a revised Estimated Liabilities Notice with a revised Estimated Closing Date Liabilities (revised solely for purposes of taking into account such objection) no later than three business days prior to the Closing Date and acceptance by Parent of such revised Estimated Closing Date Liabilities shall be solely subject to Parent being reasonably satisfied that the Estimated Closing Date Liabilities have been prepared in accordance with the Accounting Methodologies. The failure to raise or the raising of any objection shall not be a waiver of or limit on any rights Parent may otherwise have.

Section 5.15 Execution of Transaction Documents. At or prior to the time all other conditions to Closing pursuant to Article VI have been satisfied or waived, (a) the Company shall execute the agreements required to be delivered by the Company pursuant to Section 6.3(k) and (b) Parent shall execute the agreements required to be delivered by Parent pursuant to Section 6.2(d).

Section 5.16 Transfer of Transferred Spectrum Assets, Additional Spectrum Assets and Other Assets. Promptly following the date hereof, the Company and its Subsidiaries shall transfer the WCS/AWS Assets not held by the Transferred Entities to the Transferred Entities and the Additional Spectrum Assets and Other Assets not held by the Excluded Entities to the Excluded Entities, each as described on Schedule 5.16(a) Section II.A.1. and in the structure diagram described in Schedule 5.16(b) of the Company Disclosure Schedule (together, the “Structure Schedule”). Immediately prior to the Closing (which shall be the date prescribed by Section 1.2 hereof and which for this purpose will not take into account the satisfaction of the condition in Section 6.1(c)), the Company and its Subsidiaries shall transfer the equity interests in a holding company for the Excluded Entities (“Spinco”) as described on the Structure Schedule to the holders of the Convertible Notes in redemption of all of the Convertible Notes (other than those acquired by Parent on the Closing Date) and Spinco shall assume all Liabilities of the Company and its Subsidiaries not relating solely to the WCS/AWS Assets. If any assets or Liabilities have not been transferred or assigned prior to the Effective Time, the Company shall, and shall cause its Subsidiaries, promptly to execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other party hereto and necessary for the requesting party to facilitate the transfers of assets and Liabilities contemplated by this Section 5.16 or to obtain the benefits of the transactions contemplated hereby and thereby. The definitive documentation necessary to effectuate the transfers contemplated by the Structure Schedule shall be subject to Parent’s consent (not to be unreasonably withheld or delayed) and shall be agreed upon as soon as reasonably practicable after the date hereof. Parent and the Company shall cooperate in good faith (i) to determine whether, after the Effective Date, any transition services shall be required as a result of the transactions set forth on the Structure Schedule and (ii) provide for any customary arrangements related to the administration of businesses following completion of a carve-out transaction, in each case, as a result of the separation of the business of the Company and its Subsidiaries. Prior to the Closing, the Company shall use reasonable best efforts to cause the Company Contracts described in Items 1 through 3 of Schedule 3.21(a)(y) of the Company Disclosure Schedule to be terminated or novated without liability to Parent or the Company or any of its Subsidiaries from and after the Closing Date. If any approval or consent of the NPT is necessary in order to transfer or otherwise dispose of the Additional Spectrum Assets or Other Assets in connection with the transactions contemplated hereby and it appears reasonably likely that such approval or consent will not be obtained prior to the date that the Effective Time would otherwise occur then the parties will cooperate in good faith to attempt to maintain the benefits of such Additional Spectrum Assets and Other Assets without de minimis cost to the Company and its Subsidiaries; provided however, if any such necessary approval or consent shall not have been obtained on a day when the Effective Time could otherwise occur, the Company shall or shall cause its applicable Subsidiary to abandon, forfeit and forego the benefits of such Additional Spectrum Assets and Other Assets and such Additional Spectrum Assets and Other Assets shall not be included in determining whether the condition set forth in Section 6.1(c) has been satisfied.

Section 5.17 Stockholders Representative. Prior to the Effective Time, with the prior consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall engage a Person to be a representative of the former holders of the Company Common Stock (the “Stockholders Representative”) following the Effective Time on customary terms and conditions. The Company shall cause the Stockholders Representative to execute and deliver to Parent the CPR Agreement, the Escrow Agreement and all other agreements necessary for the consummation of the Merger and the transactions contemplated by this Agreement to which the Stockholders Representative is party. If the Stockholders Representative shall fail to execute and deliver to Parent any such documents, then the Company shall cause the Stockholders Representative to be removed and shall appoint a successor Stockholders Representative. Adoption of this Agreement by the holders of the Company Common Stock shall be deemed to be approval of the Stockholders Representative by the holders of the Company Common Stock.

Section 5.18 Debt Documents. Without limiting the generality of Section 5.16:

(a) the Company hereby agrees to amend and restate, amend or enter into, as applicable, the documents, instruments and agreements listed on Schedule 5.18 of the Company Disclosure Schedule (the “Debt Documents”) promptly following the date hereof (but in any event within ten (10) business days after the date hereof). The Company shall not enter into the Debt Documents unless the Debt Documents contain terms consistent with Exhibit B of the Forbearance Agreement and other customary terms. None of the Debt Documents shall be entered into by the Company unless the Debt Documents are reasonably satisfactory to Parent; provided, that the terms of any Debt Document will be deemed not to be reasonably satisfactory to Parent if, among other things, such terms would be likely, to (i) result in any Liability to Parent or its Subsidiaries (including the Company or its Subsidiaries in any manner that would affect the transactions with Parent contemplated by this Agreement, including by indirectly reducing the amount of funds in the Escrow Account), (ii) prevent, materially impair or delay the ability of the Company to consummate the Merger or (iii) adversely affect in any respect the Transferred Spectrum Assets. The Company shall not amend, modify or waive compliance with any provision of the Debt Documents without the consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) the Company shall promptly deliver to Parent drafts of any Debt Document exchanged or circulated among the Company (or any of its representatives) and any Secured Lender (or any of its representatives, including the Holder Representative (as such term is defined in the Note Purchase Agreements)). The Company shall provide Parent with a reasonable opportunity to comment on drafts of the Debt Documents exchanged or circulated in accordance with the preceding sentence and shall consider in good faith any comments submitted by Parent for incorporation into the Debt Documents.

Section 5.19 Elimination of Intercompany Items To the extent that there are payables, receivables, Liabilities or other obligations, including Contracts, between the Transferred Entities, on the one hand, and the Excluded Entities, on the other hand, all such payables, receivables, Liabilities or other obligations shall be eliminated on or prior to the Closing Date other than to the extent expressly provided for herein.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) The Company Stockholder Approval shall have been obtained;

(b) No Laws or Orders, whether temporary, preliminary or permanent, shall have been enacted, issued, entered, promulgated or enforced by any Governmental Entity which shall be in effect making illegal, enjoining, prohibiting or preventing the consummation of the Merger;

(c) The Company or its Subsidiaries shall have redeemed all Convertible Notes (other than those acquired by Parent on the Closing Date) for all of the outstanding equity interests in Spinco;

(d) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated; and

(e) The FCC shall have granted the FCC Consent.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) of the following conditions:

(a) Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date hereof and as of the Closing, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) other than with respect to the representations and warranties set forth in Section 4.3(a) (Corporate Authority Relative to this Agreement) and Section 4.6 (Ownership of the Company Common Stock), which shall be true and correct in all material respects, where the failure to be so true and correct (without regard to any materiality qualifications set forth in any such representation or warranty) would not reasonably be likely, individually or in the aggregate with the failure of other representations or warranties to be true and correct, to prevent or materially impair or delay the consummation of the transactions contemplated hereby;

(b) Parent and Merger Sub shall have performed in all material respects all obligations required by this Agreement and the Note Purchase Agreement to be performed or complied with by it prior to the Closing;

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied; and

(d) Parent shall have executed and delivered to the Company the CPR Agreement and the Escrow Agreement.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) of the following conditions:

(a) Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Closing, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) other than with respect to (x) the representations and warranties set forth in Section 3.2(a), (b)(i), (c)(i) and (d) (Capital Stock), Section 3.4(a) (Corporate Authority Relative to the Transaction; No Violation) and Section 3.22 (Takeover Statutes), which shall be true and correct in all material respects, and (y) the representation and warranty set forth in Section 3.15(b) (Absence of Certain Changes or Events), which shall be true and correct in all respects, where the failure to be so true and correct (without regard to any Material Adverse Effect or other materiality qualifications set forth in any such representation or warranty) would not reasonably be likely, individually or in the aggregate with the failure of other representations or warranties to be true and correct, to have a Material Adverse Effect;

(b) The Company shall have performed in all material respects all covenants and obligations required by this Agreement to be performed or complied with by it prior to the Closing;

(c) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;

(d) The Secured Lenders shall have performed in all material respects all covenants and obligations required by the Note Purchase Agreements to be performed or complied with by the Secured Lenders prior to the Closing;

(e) All Regulatory Approvals, the failure of which to make or obtain would reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect shall have been made or obtained;

(f) All Regulatory Approvals that have been obtained shall have been obtained without the imposition of any term, condition or consequence that would result in a Regulatory Adverse Condition. All Regulatory Approvals obtained from the FCC shall have been obtained by Final Order. For the purpose of this Agreement, “Final Order” means an action or decision that has been granted as to which (i) (A) no request for a stay or any similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and (B) any deadline for filing such a request that may be designated by statute or regulation has passed, (ii) (A) no petition for rehearing or reconsideration or application for review is pending and (B) the time for the filings of any such petition or application has passed, (iii) (A) no Governmental Entity has undertaken to reconsider the action on its own motion and (B) the time within which it may effect such reconsideration has passed, and (iv) (A) no appeal is pending (including other administrative or judicial review) or in effect and (B) any deadline for filing any such appeal that may be specified by statute or rule has passed. For purposes of this Agreement, the term “Regulatory Approvals” shall mean all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Affiliates with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Affiliates from, any Governmental Entity in connection with the execution and delivery of this Agreement, the consummation of the Merger and the consummation of the transactions contemplated by the Note Purchase Agreements;

(g) There shall be no pending claim, legal actions, petition, arbitration, governmental investigation or other legal, administrative or tax proceeding by or before the FCC or any other Governmental Entity having jurisdiction or authority over the Company or its Affiliates against or relating to the Company or its Affiliates seeking to enjoin, prohibit, or prevent the Merger or the transactions contemplated hereby that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and no Governmental Entity of competent jurisdiction shall have instituted an action or proceeding that remains pending or with respect to a Governmental Entity having authority over a material portion of the business of Parent or its Subsidiaries that has been threatened in writing, in each case seeking to enjoin, restrain, prevent or prohibit consummation of the Merger;

(h) After the date of this Agreement, no Transferred Spectrum Asset shall have been awarded by the FCC to any Competing Party or otherwise have been lost, revoked, canceled, terminated, suspended, not renewed or forfeited;

(i) After the date of this Agreement, there shall not have occurred any event, occurrence, discovery or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Material Adverse Effect that is continuing;

(j) The Company shall have obtained payoff letters from each of the Persons set forth on Schedule 6.3(j) of the Company Disclosure Schedule in form reasonably satisfactory to Parent specifying the amount of indebtedness or other liabilities owing to such Person and which shall be paid by the Company at or prior to the Closing;

(k) The Company shall have executed and delivered to Parent the CPR Agreement and the Escrow Agreement;

(l) The Forbearance Agreement shall be in full force and effect; and

(m) Parent shall have purchased the Notes pursuant to the Note Purchase Agreements.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement will terminate automatically and the transactions contemplated hereby abandoned if the Effective Time shall not have occurred on or before July 31, 2013 (as may be extended, the “Termination Date”), except that Parent may extend the Termination Date for up to two three-(3)-month periods in the event that any or all of the conditions set forth in Sections 6.1(c), 6.1(e) and 6.3(f) have not been satisfied, by delivery of written notice to the Company prior to the Termination Date of such extension signed by an officer of Parent. In addition, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the respective stockholders of the Company and Merger Sub:

(a) by the mutual written consent of the Company and Parent;

(b) by Parent if the Company has not filed the Proxy Statement with the SEC within ten (10) business days of the execution of this Agreement;

(c) by Parent if a Material Adverse Effect shall have occurred and be continuing at the time of the termination;

(d) by Parent if any Transferred Spectrum Asset shall be awarded by the FCC to any Competing Party or otherwise have been lost, revoked, canceled, terminated, suspended, not renewed or forfeited;

(e) by Parent or the Company if an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction shall have become a Final Order;

(f) by Parent or the Company if the Company Meeting shall have concluded, a vote on the adoption of this Agreement shall have occurred, and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;

(g) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, which breach, failure to perform or failure to be true (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) is not cured within thirty (30) days after Parent shall have given the Company written notice stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination;

(h) by the Company, if the Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, which breach, failure to perform or failure to be true (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) is not cured within thirty (30) days after the Company shall have given Parent written notice stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(h) and the basis for such termination;

(i) by the Company at any time prior to receipt of the Company Stockholder Approval if (i) the Company has not materially breached any of its obligations under Section 5.3, (ii) the Board of Directors (or the Independent Committee) authorizes the Company to enter into, subject to complying with the terms of this Agreement, and the Company enters into, a definitive transaction agreement contemplating a Company Superior Proposal and which provides that the acquiring counterparty (the “Alternative Acquiror”) shall pay upon execution of such agreement the Termination Payment to Parent and that Parent shall be an express third party beneficiary to such right to payment and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (and all other contemplated transaction documents, including any agreements with the Secured Lenders) to such notice and the identity of the potential Alternative Acquiror, and (iii) immediately thereafter the Company enters into such agreement and the Alternative Acquiror actually pays to Parent the Termination Payment. The Company may not terminate this Agreement pursuant to this Section 7.1(i) until (A) at least three (3) business days have elapsed following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors intends to terminate this Agreement to enter into an agreement contemplating a Company Superior Proposal, including all information considered in making such decision and (B) the Company has (during such three (3) business day period) given Parent the opportunity to propose to the Company revisions to the terms of the transactions contemplated by this Agreement, and the Company and its representatives shall have, if requested by Parent, negotiated in good faith with Parent (and caused its Representatives to negotiate in good faith with Parent) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. In determining whether to terminate this Agreement under this Section 7.1(i), the Board of Directors (or the Independent Committee) shall take into account any changes to the terms of this Agreement suggested by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Company Alternative Proposal will be deemed to be a new Company Alternative Proposal for purposes of this Section 7.1(i); or

(j) by Parent, if the Debt Documents are not executed and delivered by the Company and the Secured Lenders party thereto in accordance with the terms of this Agreement on or prior to the tenth (10th) business day following the date hereof.

In the event of termination of this Agreement prior to the Effective Time pursuant to this Section 7.1, this Agreement shall terminate and shall become void and there shall be no liability or obligation on the part of any party hereto (except for the Confidentiality Agreement and the provisions of this Article VII and Article VIII, which shall survive termination of this Agreement); provided, however, that nothing shall relieve any party from liability to the other parties to this Agreement for damages resulting from any willful breach of its obligations under this Agreement.

Section 7.2 Termination Payment. Notwithstanding any provision in this Agreement to the contrary,

(a) if this Agreement is automatically terminated because the Effective Time has not occurred prior to or on the Termination Date (and no breach by Parent of its obligations under this Agreement resulted in a failure of a condition precedent set forth in Article VI), or terminated by Parent pursuant to Section 7.1(g) due to a willful breach by the Company, and prior to the time of either such termination a Company Alternative Proposal shall have been made and is not (x) withdrawn at least twenty (20) days prior to such termination or (y) rejected affirmatively in writing by the Company (accompanied by a written request to withdraw such Company Alternative Proposal) prior to such termination, and if concurrently with or within eighteen (18) months after such termination of this Agreement, the Company enters into a definitive agreement reflecting a Qualifying Transaction with any Person other than Parent or any of its Subsidiaries or a Qualifying Transaction shall have been consummated, then the Company shall pay to Parent within two (2) business days after such entry or consummation by wire transfer of immediately-available funds to an account previously specified by Parent an amount equal to the Termination Payment (for purposes of this Agreement the term “Termination Payment” shall mean an amount equal to a termination fee in the amount of $5,000,000, provided that in the case of the preceding clause (y), the Termination Payment shall be payable despite such written rejection in writing if, prior to the date that is twenty (20) days following the date of such termination, the Company takes any action that would violate Section 5.3(a) with respect to such Company Alternative Proposal or any other proposal that would have constituted a Company Alternative Proposal is received from (A) the party making the original Company Alternative Proposal or (B) any of such party’s Affiliates, directors, officers, employees, agents or representatives.

(b) If this Agreement is terminated by Parent pursuant to Section 7.1(b) on or after the fifteenth (15th) business day after the date of this Agreement and concurrently with or within eighteen (18) months after such termination of this Agreement, the Company enters into a definitive agreement reflecting a Qualifying Transaction with any Person other than Parent or any of its Subsidiaries or a Qualifying Transaction shall have been consummated, then the Company shall pay to Parent within two (2) business days after such entry or consummation, by wire transfer of immediately-available funds to an account previously specified by Parent an amount equal to the Termination Payment.

(c) If this Agreement is to be terminated by the Company pursuant to Section 7.1(i), the Termination Payment shall be paid by the Alternative Acquiror by wire transfer of immediately-available funds to an account previously specified by Parent.

(d) The Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.2, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 7.2 or any portion of such fee, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

For purposes of this Agreement, “Qualifying Transaction” shall mean, in one or more related transactions, any (i) acquisition of the Company by merger or business combination transaction, or for a “merger of equals” with the Company; (ii) acquisition by any Person, or any Person becomes the owner (other than, in each case, Parent or any of its Subsidiaries) of fifty percent (50%) or more of the Transferred Spectrum Assets, including by way of dividend, recapitalization, spin-off or similar transaction; (iii) acquisition by any Person of fifty percent (50%) or more of the outstanding shares of Company Common Stock or in shares convertible into or exercisable or exchangeable for fifty percent (50%) or more of the shares of Company Common Stock; (iv) acquisition by any Person, or any Person becomes the owner (other than, in each case, Parent or any of its Subsidiaries), of all or substantially all of the assets of the Company and its Subsidiaries or (v) a transaction in which, immediately following completion of such transaction, the stockholders who owned shares of Company Common Stock immediately prior to completion of such transaction (without regard to any of their holdings in the acquiring company) cease to hold at least fifty and one-tenth percent (50.1%) of the shares of Company Common Stock.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Survival. The representations and warranties of the parties contained in or made pursuant to this Agreement shall survive until twenty-four (24) months following the Effective Time.

Section 8.2 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of the Company and prior to the Effective Time, this Agreement may be amended or supplemented by written agreement executed and delivered by the parties hereto with respect to any of the terms contained in this Agreement, except that following the adoption of this Agreement by the stockholders of the Company there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

Section 8.3 Expenses. Except as set forth in Section 7.2 or provided elsewhere expressly in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 8.4 Certain Defined Terms. For the purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:

“Additional Spectrum Assets” shall mean (a) the shares of capital stock or other equity interest of all of the Company’s Subsidiaries other than NextWave Metropolitan Inc., WCS Wireless License Subsidiary, LLC, AWS Wireless Inc.,

an entity which may be formed to hold equity interests in the foregoing entities, NextWave Wireless, LLC and any other Subsidiaries of the Company owning, solely, Transferred Spectrum Assets, (b) the Company Licenses that are not Transferred Spectrum Assets, (c) the BRS licenses and EBS leases and sublease, and (d) any proceeds in cash or otherwise received by the Company and its Subsidiaries prior to Closing in respect of clauses (a), (b) and (c) of this definition, it being understood that the Additional Spectrum Assets do not include net operating losses attributable to entities not included in the Additional Spectrum Assets, in each case to the extent held by the Company and its Subsidiaries as of the Effective Time.

“Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise.

“associate” shall have the meaning set forth in Section 12b-2 of the Exchange Act.

“Company De Facto Transfer Lease” means a Company Lease that is a long-term de facto transfer leasing arrangement pursuant to 47 C.F.R. § 1.9030.

“Company IP” shall mean all registered Intellectual Property and applications therefor, and material unregistered Trademarks and Copyrights that are owned by the Company and each of its Subsidiaries and used in their respective businesses as currently conducted.

“Competing Application” means an application filed with the FCC for a new WCS spectrum license purporting to be a “competing application” that is mutually exclusive with a Renewal Application for a Company License.

“Competing Party” means a Person who filed a Competing Application.

“Conditional WCS Renewals”shall mean the renewals with the FCC for the 2.3 GHz WCS licenses that were granted on September 27, 2010 on a conditional basis, subject to the outcome of FCC proceeding WT Docket No. 10-112.

“Copyrights” shall mean any works of authorship in any media and copyrights.

“Default” shall mean (a) any breach or violation or default under, contravention of, or conflict with, any Contract, Law, Order, License or Permit, (b) any occurrence of any event that with or without the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, License or Permit, or (c) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise a remedy or obtain any relief under, terminate or revoke, suspend, cancel or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any liability under any Contract, Law, Order, License or Permit.

“Environmental Law” means any federal, state, local or foreign Law, Order, Permit, or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health, safety, or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (iii) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

“Escrow Agreement” means that certain Escrow Agreement, dated as of the Closing Date, by and among the Escrow Agent, the Holder Representative (as defined therein), Parent and the Company, substantially in the form attached hereto as Exhibit E.

“Excluded Entity” means the entities that will be transferred to the Secured Lenders of the Convertible Notes prior to Closing as described in Section II.A.1. of Schedule 5.16(a) of the Company Disclosure Schedule and the structure diagram described in Schedule 5.16(b) of the Company Disclosure Schedule.

“FCC Authorization” shall mean any license, permit or other authorization or consent issued by the FCC.

“FCC Consent” shall mean the consent, permit, approval, authorization, notice, waiver, exception or similar affirmation of the FCC to the transfer of the Transferred Spectrum Assets hereunder and of the Additional Spectrum Assets to the holders of the Convertible Notes pursuant to the Note Purchase Agreements.

“Forbearance Agreement” shall mean that certain Forbearance Agreement, dated as of August 1, 2012, by and among NextWave Wireless LLC, NextWave Wireless Inc., and the holders of the Notes, with respect to the Notes to which Parent is an express third party beneficiary.

“Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product or radioactive material; and (iii) any other substance which may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

“Indebtedness” shall mean the amount, without duplication, of the following obligations of the Company and its Subsidiaries on a consolidated basis (including any prepayment penalties):

(i) all obligations and liabilities, including principal, interest, fees, premiums, prepayment penalties, breakage amounts, expense reimbursements or other amounts payable in connection therewith, for borrowed money;

(ii) all obligations and liabilities evidenced by bonds, debentures, notes or similar instruments;

(iii) all obligations and liabilities, contingent or otherwise, in respect of letters of credit, letters of guaranty or bankers’ acceptances, if drawn;

(iv) all obligations and liabilities under conditional sale or other title retention agreements relating to property acquired;

(v) all obligations and liabilities in respect of the deferred purchase price of property or services (excluding accounts payable and accrued liabilities incurred in the ordinary course of business and not overdue for more than ninety (90) days);

(vi) all obligations and liabilities in respect of capital leases;

(vii) all obligations and liabilities of other Persons secured by a Lien against any of the assets of the Company or any of its Subsidiaries;

(viii) all obligations and liabilities payable upon termination of interest rate protection agreements, foreign currency exchange agreements or other interest rate or exchange rate hedging or swap arrangements; and

(ix) all guarantees of any of the obligations and liabilities described in clauses (i) through (viii) above of other Persons.

“Independent Committee” shall mean the Independent Committee of the Board of Directors of the Company, delegated the authority to review, evaluate, negotiate and recommend to the Board of Directors the transactions contemplated by this Agreement on June 18, 2012.

“Intellectual Property” shall mean any (i) Trademarks; (ii) Copyrights; or (iii) inventions, discoveries, patents, confidential and proprietary information, including trade secrets and know-how or other intellectual property or applications and registrations therefor.

“Interference Consent” means, with respect to any Company License, any agreement or understanding, oral or written, between any past or present holder of such Company License, on the one hand, and any past, present or proposed holder of a License for Spectrum, or any wireless or Satellite Digital Audio Radio Service system operator, capacity lessee or sublessee using, leasing, subleasing or proposing to use any Spectrum, on the other hand, with respect to or concerning: (i) the coordination of adjacent market channel use or other matters concerned with the operation of adjacent markets; (ii) co-channel or adjacent channel interference or the limitation of signal strength (for the avoidance of doubt, any Satellite Digital Audio Radio Service channel shall be considered to be adjacent to any 2.3 GHz Wireless Communications Service channel for purposes of this Agreement); (iii) the acceptance of interference or signal strength from a third party’s transmitters in excess of the interference or signal strength such third party is entitled to cause or transmit to the Company’s authorized service area or service contour under the Licenses or the FCC Rules, the Industry Canada Rules

or the NPT Rules; (iv) the location, access to or strength of signals within protected service areas or service contours; (v) transmitter antenna height or characteristics; (vi) emission mask or emission type; (vii) limiting transmission time; (viii) sharing Spectrum; (ix) placing a limit on any Company License (or any predecessor authorization thereto) or any Spectrum authorized thereby; (x) limiting, controlling or specifying of the content of transmissions or the wave form of transmissions; or (xi) any other limitation on or control of the freedom of the past or present holder of any Company License to deploy the Spectrum authorized under such License in accordance with the Licenses, the FCC Rules, the Industry Canada Rules, the NPT Rules and other applicable Law.

“Knowledge” or any similar phrase shall mean, (i) with respect to the Company the actual knowledge of the executive officers of the Company after reasonable inquiry and (ii) with respect to Parent, the actual knowledge of the Persons set forth on Schedule 8.4 of the Parent Disclosure Schedule after reasonable inquiry.

“Liabilities” shall mean any loss, liability, indebtedness, obligation, deficiency, tax, penalty, fine, demand, judgment, damage, cost or expense of any kind or nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether fixed or unliquidated, and whether due or about to become due.

“Made Available” means that, prior to 5:00 P.M., (Pacific time), two (2) business days prior to the date of this Agreement, the Company or its representatives have posted such materials to the Lotus QuickPlace datasite established by the Company and not been removed prior to the execution hereof.

“Materially Adverse Regulatory Event” shall mean the occurrence, with respect to any Transferred Spectrum Asset that is a U.S. WCS License, of any of the following: (i) a grant by the FCC, in whole or in part, of the Competing Parties’ Petition for Reconsideration filed at the FCC on August 6, 2010 in WT Docket Number 10-112; (ii) grant by the FCC, in whole or in part, of the Competing Parties’ October 22, 2010 Petition for Reconsideration of the conditional grant of renewal of certain WCS Licenses; (iii) issuance of an order or other decision of the FCC or its staff, acting on delegated authority, reversing the conditional grant of any Renewal Application with respect to the Transferred Spectrum Asset, designating any such Renewal Application for a comparative or other hearing, directing the applicable licensee to show cause why the FCC should not revoke the Transferred Spectrum Asset, or determining that the Transferred Spectrum Asset has terminated automatically pursuant to 47 C.F.R. § 1.946(c); or (iv) issuance of an order of a court of competent jurisdiction ordering the FCC to reverse the conditional grant of any Renewal Application with respect to the Transferred Spectrum Asset, to designate any such Renewal Application for a comparative or other hearing, to direct the applicable licensee to show cause why the FCC should not revoke the Transferred Spectrum Asset, or to determine that, or whether, the Transferred Spectrum Asset has terminated automatically pursuant to 47 C.F.R. § 1.946(c).

“Network Assets” means all network assets, firmware, equipment, electrical devices, transmitters, antennas, cables, fixtures, hardware, servers, routers, hubs, switches, tools, spare parts, transport facilities, test equipment, network management equipment, communication equipment (including receivers, generators, towers and network facilities), structures, improvements, fixtures, and all appurtenances to the foregoing, and all other tangible personal property used in connection with the operation of any telecommunications network, together with any software and other Intellectual Property and intangible assets embedded in or used to operate any of the foregoing.

“Ongoing Canadian WCS Rulemaking Proceedings” means the ongoing rulemaking process of Industry Canada with respect to the terms and conditions governing the 2.3 GHz radiocommunication licenses and the amendment and renewal of such licenses.

“Ongoing WCS Rulemaking Proceedings” means the rulemaking associated with the FCC’s Notice of Proposed Rulemaking and Order that was adopted on May 20, 2010 and titled “Imposition of a Freeze on the Filing of Competing Renewal Applications for Certain Wireless Radio Services and the Processing of Already-Filed Competing Renewal Applications”.

“ordinary course of business” shall mean the business of owning, protecting and maintaining the Company Licenses as conducted by the Company and its Subsidiaries during the past twelve (12) months prior to the date of this Agreement.

“Other Assets” shall mean real property owned by a Subsidiary of the Company and located in Henderson, Nevada, the account receivable in connection with the Company’s disposition of Inquam Broadband Holdings, Inc., as described in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, a nationwide 70/80/90 GHz millimeter wave license issued by the FCC, the Company’s five percent (5%) ownership interest in Hughes Systique Corporation and any proceeds in cash or otherwise received by the Company and its Subsidiaries prior to Closing in respect of the assets described in this definition, it being understood that the Other Assets do not include net operating losses attributable to entities not being transferred in connection with Other Assets, in each case to the extent held by the Company and its Subsidiaries as of the Effective Time.

“Permitted Liens” shall mean (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (b) Liens outstanding that will be extinguished upon the payoff of the Indebtedness set forth on Schedule 8.4 of the Company Disclosure Schedule, (c) any obligations or conditions generally imposed by the FCC upon licenses and licensees in the same bands as the Company Licenses, and (d) any costs incurred or fees owed by the Company pursuant to the express terms of the Company Leases.

“Person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including without limitation, a Governmental Entity.

“Proceeding” means any action, arbitration, audit, hearing, complaint, inquiry, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or mediator.

“Renewal Application” means a conditionally granted or pending application filed at the FCC by the Company or any of its Subsidiaries for the renewal of a Company License.

“Spectrum” means the radio frequencies governed by the FCC Rules, the Industry Canada Rules, or the NPT Rules.

“Subsidiary” shall mean, with respect to any party, any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the outstanding equity or voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is or has the power to appoint a manager, managing member, general partner or managing partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Trademarks” shall mean any trademarks, service marks, trade dress, logos, trade names, Internet domain names or the goodwill associated or symbolized therewith.

“Transferred Entity” means each entity that shall be a subsidiary of the Surviving Corporation immediately after Closing in accordance with Schedule 5.16(a) Section II.A.1 and the structure diagram described in Schedule 5.16(b) of the Company Disclosure Schedule.

“Transferred Spectrum Assets” shall mean the Company’s and its Subsidiaries’ AWS and WCS radiofrequency Spectrum Licenses issued by the FCC (including all of the Company’s and its Subsidiaries’ authorizations and rights under any Licenses or leases (as lessor or lessee) relating to such types of Spectrum Licenses).

“WCS/AWS Assets” shall mean the Transferred Spectrum Assets and any assets of the Company and its Subsidiaries exclusively related to AWS or WCS radiofrequency Spectrum Licenses.

Section 8.5 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

Section 8.6 Governing Law and Venue; Waiver of Jury Trial. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW

PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if the Chancery Court declines jurisdiction, the United States District Court for the District of Delaware or the courts of the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Note Purchase Agreements and of the documents referred to in this Agreement and the Note Purchase Agreements, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement and the Note Purchase Agreements or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with relating to such action, proceeding or transactions shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b). EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE NOTE PURCHASE AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE NOTE PURCHASE AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR BY THE NOTE PURCHASE AGREEMENTS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE NOTE PURCHASE AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Notices. Any notice, request, instruction or other document required to be given hereunder shall be sufficient if in writing, and sent by confirmed facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

AT&T Inc.

208 S. Akard St., Suite 3702

Dallas, Texas 75202

Facsimile: (214) 746-2103

Attention: Wayne Watts

                Senior Executive Vice President and General Counsel

with copies to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

Facsimile: (310) 712-8890

Attention: Eric M. Krautheimer

                Andrew G. Dietderich

To the Company:

NextWave Wireless Inc.

12264 El Camino Real

Suite 305

San Diego, California 92130

Facsimile: (858) 704-7825

Attention: Frank Cassou

with copies to:

Lowenstein Sandler PC

1251 Avenue of the Americas

New York, New York 10020

Facsimile: (973) 535-3357

Attention: Marita A. Makinen

                Michael J. Reinhardt

or to such other person or address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto

(whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may designate, by written notice to the Company, a wholly owned direct or indirect Subsidiary of Parent to be a constituent corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided, further, that any such designation shall not impede or materially delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the stockholders of the Company under this Agreement. Subject to this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Note Purchase Agreements, the Voting Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.13 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 8.12 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.13 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, the Company and Parent may (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein, in each case to the extent permitted by applicable Laws. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.14 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

AT&T INC.

By:	/s/ Rick L. Moore
Name: Rick L. Moore
Title: SVP – Corporate Development

RODEO ACQUISITION SUB INC.

By:	/s/ Rick L. Moore
Name: Rick L. Moore
Title: SVP – Corporate Development

NEXTWAVE WIRELESS INC.

By:	/s/ Frank A. Cassou
Name: Frank A. Cassou
Title: EVP, Corporate Development

EXHIBIT A

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

BY AND BETWEEN

AT&T INC.

AND

[•]

Dated as of August 1, 2012

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of August 1, 2012, between AT&T Inc., a Delaware corporation (“Parent”) and the undersigned (the “Stockholder”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, the Stockholder holds and is entitled to vote (or to direct the voting of) the number of shares of voting common stock, par value $0.007 per share (the “Voting Common Shares”), of NextWave Wireless Inc., a Delaware corporation (the “Company”), set forth opposite the Stockholder’s name on Schedule I hereto (such Voting Common Shares, together with any other Voting Common Shares the voting power of which is acquired by such Stockholder during the period from the date hereof through the date on which this Agreement is terminated in accordance with its terms (such period, the “Voting Period”), are collectively referred to herein as the “Subject Shares”);

WHEREAS, the Company, Parent, and Rodeo Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) are concurrently entering into an agreement and plan of merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation thereafter (the “Merger”);

WHEREAS, the adoption of the Merger Agreement requires the affirmative vote of the holders of a majority in voting power of the outstanding Voting Common Shares;

WHEREAS, Parent and certain other holders of Voting Common Shares have entered into voting agreements, dated as of the date hereof and in the same form as this Agreement (the “Other Voting Agreements”); and

WHEREAS, as an inducement to Parent’s willingness to enter into the Merger Agreement and consummate the transactions contemplated by the Note Purchase Agreements, the Stockholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

Article I.

DEFINITIONS

Section 1.01 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement; provided, however, that no amendment or modification to any such term shall amend or modify its meaning for purposes hereof without the prior written consent of Stockholder.

Article II.

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1 Agreement to Vote the Subject Shares. The Stockholder hereby agrees that, during the Voting Period, at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof) the Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote (or cause to be voted), in person or by proxy, all its Subject Shares:

(a) in favor of a proposal to adopt the Merger Agreement and the transactions contemplated thereby and any other proposal related to the consummation of the Merger;

(b) against any action or agreement that would reasonably be expected to impede or interfere with or would reasonably be expected to discourage the consummation of the Merger; and

(c) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.

Section 2.2 Grant of Irrevocable Proxy. If requested by Parent, the Stockholder shall appoint Parent and any designee of Parent, and each of them individually, as the Stockholder’s proxy, with full power of substitution and resubstitution, to vote during the Voting Period with respect to any and all of the Subject Shares on the matters and in the manner specified in Section 2.1. The Stockholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of any such proxy. The Stockholder affirms that any irrevocable proxy given by it with respect to the Merger Agreement and the transactions contemplated thereby shall be given to Parent by the Stockholder to secure the performance of the obligations of the Stockholder under this Agreement. It is agreed that Parent (and its officers on behalf of Parent) will use the irrevocable proxy that may be granted by the Stockholder only in accordance with applicable Law and only if the Stockholder fails to comply with Section 2.1 and that, to the extent Parent (and its officers on behalf of Parent) uses any such irrevocable proxy, it will only vote the Subject Shares subject to such irrevocable proxy with respect to the matters specified in, and in accordance with the provisions of, Section 2.1.

Section 2.3 Nature of Irrevocable Proxy. Any proxy granted pursuant to Section 2.2 to Parent by the Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Stockholder. Any proxy that may be granted hereunder shall terminate upon the termination of this Agreement.

Article III.

COVENANTS

Section 3.1 Subject Shares.

(a) The Stockholder agrees that (i) from the date hereof until the Closing Date, it shall not, without Parent’s prior written consent, offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares; and (ii) during the Voting Period it shall not, without Parent’s prior written consent, grant any proxies or powers of attorney with respect to any or all of the Subject Shares or agree to vote the Subject Shares on any matter or divest itself of any voting rights in the Subject Shares.

(b) In the event of a stock dividend or distribution, or any change in the Subject Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

Section 3.2 Stockholder’s Capacity; Stockholder Designees. All agreements and understandings made herein shall be made solely in the Stockholder’s capacity as a holder of the Subject Shares and not in any other capacity. Stockholder will not (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to or that could reasonably be expected to lead to, or the making or submission of, any Company Alternative Proposal, (ii) participate in any discussions or negotiations (except with Parent and its Affiliates and their Representatives and other persons permitted by Parent) regarding, or furnish to any person any nonpublic information relating or with respect to, any Company Alternative Proposal, or in response to any inquiries or proposals that could reasonably be expected to lead to any Company Alternative Proposal, (iii) engage in discussions or negotiations with any person (except with Parent and its Affiliates and their Representatives and other persons permitted by Parent) with respect to any Company Alternative Proposal or (iv) enter into any letter of intent or similar document or any agreement or commitment providing for, any Company Alternative Proposal. For the avoidance of doubt, the parties acknowledge that if the Stockholder has a [nominee / affiliate] on the Company’s board of directors, the parties agree that (i) such [nominee(s) / affiliate(s)] of the Stockholder on the Company’s board of directors (each, a “Stockholder Designee”) shall be free to act in their capacities as directors of the Company solely in accordance with their duties to the Company and its stockholders, (ii) nothing herein shall prohibit or restrict any Stockholder Designee from taking any action in facilitation of the exercise of his or her fiduciary duties pursuant to and in accordance with Section 5.3 of the Merger Agreement or otherwise and (iii) no action taken by a Stockholder Designee acting in his or her capacity as a director of the Company shall be deemed to be a breach by the Stockholder of this Agreement.

Section 3.3 Voting Trusts. Each of the Stockholders agrees that it will not, nor will it permit any entity under its control to, deposit any of its Subject Shares in a voting trust or subject any of its Subject Shares to any arrangement with respect to the voting of such Subject Shares other than as provided herein.

Section 3.4 Additional Agreements of Stockholder. Each of the Stockholders hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent with respect to the Merger and the Merger Agreement that Stockholder may have now or at any time with respect to the Subject Shares; and

(b) agrees not to commence, join in, or otherwise voluntarily participate or cooperate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, the Surviving Corporation, or any of their respective officers, directors or successors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement, or (ii) alleging a breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement.

Section 3.5 Other Transaction Agreements. Parent represents and warrants as of the date hereof that it has not entered into any Contract with the Company or its Subsidiaries necessary for the Closing relating to the Merger, other than the agreements listed in its letter to the Stockholder dated as of the date hereof. Parent agrees that it shall not enter into any amendment to the Merger Agreement that is materially adverse to the Stockholder, in each case, without first receiving prior written consent of the Stockholders holding a majority of the Common Stock subject to this Agreement and the Other Voting Agreements, on a combined basis. For purposes of this Section 3.5, any decrease in the per-share Merger Consideration (other reductions to the Contingent Payment Rights pursuant to the terms thereof) shall be deemed to be materially adverse to the Stockholder.

Article IV.

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

The Stockholder hereby represents and warrants to Parent, severally, but not jointly, as follows:

Section 4.1 Due Organization, etc. The Stockholder is a [            ] duly organized and validly existing under the Laws of the jurisdiction of its organization. The Stockholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder have been duly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 4.2 Ownership of Shares. Schedule I hereto sets forth opposite the Stockholder’s name the Voting Common Shares over which the Stockholder has record and beneficial ownership as of the date hereof. As of the date hereof, the Stockholder is the lawful owner of the Voting Common Shares denoted as being owned by the Stockholder on Schedule I hereto and has the sole power to vote or cause to be voted such shares or shares power to vote or cause to be voted such shares solely with one or more other persons. As of the date hereof, the Stockholder owns or holds the right to acquire the additional shares of voting capital stock of the Company and other securities of the Company or any interests therein set forth on Schedule I. The Stockholder has good and valid title to the Voting Common Shares denoted as being owned by the Stockholder on Schedule I hereto, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) those existing under applicable securities laws, or (iii) as set forth on Schedule I hereto.

Section 4.3 No Conflicts. (a) No filing with any Governmental Entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Stockholder and (b) none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of the Stockholder, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of the Subject Shares or its assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to materially impair the Stockholder’s ability to perform its obligations under this Agreement.

Article V.

REPRESENTATIONS AND WARRANTIES OF Parent

Parent hereby represents and warrants to the Stockholder as follows:

Section 5.1 Due Organization, etc. Parent is a Delaware corporation duly organized and validly existing under the Laws of the jurisdiction of its organization. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly executed and delivered by Parent and (assuming the due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 5.2 No Conflicts. (a) No filing with any Governmental Entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Parent and (b) none of the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of Parent, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent is a party or by which Parent or any of its assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to materially impair Parent’s ability to perform its obligations under this Agreement.

Section 5.3 Availability of Funds. Parent hereby affirms and makes herein to the Stockholder the representations and warranties set forth in Section 4.7 of the Merger Agreement, which representations and warranties are, in their entirety, incorporated herein by reference.

Article VI.

TERMINATION

Section 6.1 Termination. This Agreement shall automatically terminate, and neither Parent nor the Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) the mutual written consent of Parent and the Stockholder; (b) the receipt of the Company Stockholder Approval; provided, however, that the provisions of Section 3.1(a)(i) of this Agreement shall survive the automatic termination of this Agreement pursuant to this Section 6.1(b) and remain in full force and effect until the Closing Date; (c) date of termination of the Merger Agreement in accordance with its terms; and (d) the date of any material modification, waiver or amendment of the Merger Agreement that reduces the Merger Consideration pursuant to the Merger Agreement as in effect on the date hereof. The termination of this Agreement shall not prevent either party from seeking any remedies (at law or in equity) against the other party or relieve either party from liability for such party’s willful and material breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

Article VII.

MISCELLANEOUS

Section 7.1 Publication. The Stockholder hereby permits the Company and Parent to publish and disclose in the Company Disclosure Schedule the Stockholder’s identity and ownership of Voting Common Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

Section 7.2 Further Actions. Each of the parties hereto agrees to take any all actions and to do all things reasonably necessary or appropriate to effectuate this Agreement.

Section 7.3 Fees and Expenses. As between the parties, except as provided elsewhere expressly in this Agreement, whether or not the Merger is consummated, all costs and expenses (including the fees and expenses of investment bankers, accountants and counsel) incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 7.4 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.5 Notices. Any notice, request, instruction or other document required to be given hereunder shall be sufficient if in writing, and sent by confirmed facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Parent, to

AT&T Inc.

208 S. Akard St., Suite 3702

Dallas, Texas 75202

Facsimile: (214) 746-2103

Attention: Wayne Watts

                  Senior Executive Vice President and General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

Facsimile: (310) 712-8890

Attention: Eric M. Krautheimer

If to the Stockholder:

[•]

Attention: [•]

Facsimile: [•]

with a copy to (which shall not constitute notice):

[•]

Attention: [•]

Facsimile: [•]

or to such other person or address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 7.6 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 7.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any person or any circumstance, is invalid or unenforceable (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 7.8 Entire Agreement; Assignment. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 7.9 Parties in Interest. Subject to Section 3.2, Parent and Stockholder hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.4 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 7.10 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented in accordance with the terms hereof, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 7.11 Governing Law. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

Section 7.12 Specific Performance. The parties acknowledge that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy and that, in addition to other rights or remedies, the parties shall be entitled to seek enforcement of any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of monetary damages as a remedy.

Section 7.13 Submission to Jurisdiction. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if the Chancery Court declines jurisdiction, the United States District Court for the District of Delaware or the courts of the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with relating to such action, suit or proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.5 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

Section 7.14 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.14.

Section 7.15 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

IN WITNESS WHEREOF, Parent and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

AT&T INC.

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:

[Signature Page to Voting Agreement]

Schedule I

Ownership of Voting Common Shares

Name and Address of the Stockholder	Number of Voting Common Shares

Permitted liens:

EXHIBIT B

CONTINGENT PAYMENT RIGHTS AGREEMENT1

This CONTINGENT PAYMENT RIGHTS AGREEMENT, dated as of [•] (this “Agreement”), is entered into by and among AT&T Inc., a Delaware corporation (“Parent”), [•], a [•], solely in its capacity as former Stockholders representative (in such capacity, the “Stockholders Representative”), [•], and [•], as rights agent (the “Rights Agent”) and as initial CPR Registrar (as defined herein).

WITNESSETH:

WHEREAS, Parent, Rodeo Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and NextWave Wireless Inc., a Delaware Corporation (the “Company”, have entered into an Agreement and Plan of Merger (as the same may be amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of August 1, 2012, pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger, as a wholly-owned subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, the Parent agreed to create and issue to (i) holders of record of shares of the Company’s common stock, par value $0.007 per share (“Company Common Stock”), outstanding immediately prior to the effective time of the Merger (the “Effective Time”), (ii) Sola Ltd. (in its capacity as a holder of a Company Warrant) and (iii) certain holders of Company Stock Options as provided by Section 2.3(e) of the Merger Agreement, contingent payment rights as hereinafter described;

WHEREAS, each holder of Company Common Stock, certain holders of Company Warrants and certain holders of Company Stock Options, immediately prior to the Effective Time will receive, among other things, as merger consideration, the right to receive upon the Effective Time contingent payment rights in such amounts as set forth in Sections 2.2(a) and 2.3(e) of the Merger Agreement immediately prior to the Effective Time;

WHEREAS, the parties have done all things necessary to make the contingent payment rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Parent and to make this Agreement a valid and binding agreement of Parent, in accordance with its terms.

WHEREAS, the parties hereto acknowledge that the Rights Agent is not party to, is not bound by, and has no duties or obligations under, the Merger Agreement, that all references in this Agreement to the Merger Agreement are for convenience, and that the Rights Agent shall have no implied duties beyond the express duties set forth in this Agreement.

[1]	NTD: Subject to review and comment by the Rights Agent

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

Article I.

DEFINITIONS

Section 1.01 Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) the terms defined in this Article I have the meanings assigned to them in this Article I, and include the plural as well as the singular;

(ii) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iii) unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa; and

(iv) all references to “including” shall be deemed to mean including without limitation.

(b) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified.

“CPR Payment Amount” means amounts paid to the Rights Agent by the Escrow Agent under the Escrow Agreement.

“CPR Payment Date” means, with respect to a CPR Payment Amount, the date that the Rights Agent pays such CPR Payment Amount pursuant to Section 2.4.

“CPR Pro Rata Share” means, with respect to any Holder as of a given CPR Payment Date, the quotient of the (x) sum of all of the CPRs held of record by such Holder on such date divided by (y) the total number of CPRs outstanding as of such date, expressed as a percentage and rounded down to the next lowest one-hundredth of one percent (0.01%).

“CPR Register” has the meaning set forth in Section 2.3(b).

“CPR Registrar” has the meaning set forth in Section 2.3(b).

“CPRs” means the contingent payment rights issued by Parent pursuant to the Merger Agreement and this Agreement.

“Effective Time” has the meaning set forth in the Recitals.

“Escrow Agent” means Wells Fargo Bank, N.A., in its capacity as escrow agent under the Escrow Agreement (or any successor escrow agent thereunder).

“Escrow Agreement” means that certain Escrow Agreement, dated as of [•], entered into by and among the Escrow Agent, the Stockholders Representative, Parent and the Holder Representative (as defined in the Third Lien Note Purchase Agreement), as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Escrow Fund” has the meaning ascribed thereto in the Escrow Agreement.

“Governmental Authority” means any government, state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United State of America, any foreign government, any state of the United States of America, or any municipality or other political subdivision thereof, and any court, tribunal or arbitrators of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority.

“Holder” means a Person in whose name a CPR is registered in the CPR Register.

“Parent Losses” means the amount of any liabilities, claims, Actions, or orders (including reasonable costs of investigations and attorneys, accountants and other professional fees) (collectively, the “Losses”, and individually a “Loss”) incurred or suffered by Parent and its Subsidiaries (including, without limitation, the Surviving Corporation) and their Affiliates and their current or future directors, partners, managers, officers, agents, employees and representatives (collectively, the “Indemnified Parties”) from and after the Closing of the Merger, whether in respect of Third Party Claims, or claims between the parties to the Merger Agreement, any person, arising out of or relating to the following:

(i) the breach or failure to be true and correct of any representation or warranty of the Company contained in the Merger Agreement or any certificate delivered pursuant to the Merger Agreement; provided, however, that in the case of any such representation or warranty that is limited by materiality, material adverse effect, knowledge (with respect to Section 3.11(c) of the Merger Agreement only), or any similar term or limitation, the occurrence of a breach of such representation or warranty and the amount of Losses shall be determined as if such materiality, material adverse effect, knowledge or any similar term or limitation were not included therein;

(ii) the pre-Closing breach or violation of any covenant or agreement of the Company contained in the Merger Agreement;

(iii) any cash payments made to any former stockholder of the Company as a result of any demand or Action for appraisal made by such stockholder pursuant to Section 262 of the Delaware Law in excess of the consideration to which such stockholder would have been entitled for its shares of Company Common Stock had it received the Merger Consideration payable pursuant to Section 2.1(a) of the Merger Agreement rather than demanding or exercising such appraisal rights (and including, for the avoidance of doubt, the fees and expenses of any experts retained in connection with any such Action);

(iv) any demand, request or other claim for indemnification or indemnification-related expense advancement or reimbursement made by any current or former director, officer, employee or agent, pursuant to the organizational documents of the Company or otherwise, in each case, as in effect as of the Effective Time, regardless of whether the facts giving rise to such demand, request or other claim occurred prior to, at or after the Effective Time and regardless of whether the payment of such amount at such time would have been allowable or is allowable under applicable Law;

(v) (A) any demand, Action or claim made or asserted by any stockholder of the Company or former stockholder of the Company with respect to the determination by the Company to enter into the Merger Agreement or the allocation of the Merger Consideration or the Closing Date Total Consideration (as defined in the Third Lien Note Purchase Agreement) among the recipients thereof or any sale, transfer or other disposition of Company assets on or prior to the Closing Date as may be permitted by the terms of the Merger Agreement and (B) any cash payments made to any such former stockholder as a result of any such demand or Action (or settlement thereof);

(vi) any of the matters listed on Schedule 3.6(c) – Items 1, 3-6, 8 and 10-13, Schedule 3.10 – Item 8, and Schedule 3.21(a)(ii) – Items 1-4 and 51, in each case, of the Company Disclosure Schedule attached to the Merger Agreement, any matter ancillary or related thereto or arising out of any facts and circumstances underlying or related to the foregoing;

(vii) any Tax liability of the Company or its Subsidiaries related to the transfer of the Other Assets or the Additional Spectrum Assets to any party; provided that (1) any use of credits or losses of the Company and its Subsidiaries in connection with such transfer shall not be considered to give rise to a tax liability or Loss, (2) any such available credits or losses shall first be applied to any income or gain arising in connection with such transfer and (3) Losses shall not include the AMT Amount (as defined in the Third Lien Note Purchase Agreement) in respect of Alternative Minimum Tax;

(viii) any other amount to be paid to Parent under the Escrow Agreement from the Escrow Amount pursuant to the Third Lien Note Purchase Agreement;

(ix) any amounts payable to the Rights Agent pursuant to Sections 3.2(f) and 3.2(g);

(x) any amounts payable to the Escrow Agent pursuant to Sections 7 and 8 of the Escrow Agreement; and

(x) any Liability attributable to the Excluded Entities other than those Liabilities exclusively related to the WCS/AWS Assets.

provided, however, that

(a) In calculating the amount of the Losses to any Indemnified Party, the amount of Losses will be net of (i) any amounts actually recovered by the Indemnified Party from any third party (including, without limitation, insurance proceeds or amounts recovered under a contractual right of set-off or indemnity) as a result of such Losses and (ii) any tax benefits that are actually realized by the Indemnified Party as a result of the incurrence of Losses from which indemnification is sought (such amounts referred to in clauses (i) or (ii), a “Reimbursement”), and the Purchaser shall not include Losses for any Losses for which adequate reserves exist on the books and records of the Company at Closing. If any Reimbursement is obtained subsequent to payment to an Indemnified Party in respect of any Losses, then such Reimbursement shall be promptly paid to the Escrow Fund. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Losses for which it is entitled to receive payments pursuant to the Escrow Agreement;

(b) Notwithstanding any provision herein to the contrary, the Stockholders Representative shall not have any liability for any Parent Losses under this Agreement or otherwise, and the sole source of recovery therefor shall be the Escrow Fund;

(c) Notwithstanding anything else contained in this Agreement, in no event shall the term “Losses” cover or include any consequential, punitive, speculative, treble, remote or special damages unless paid in respect of any Third Party Claim; and

(d) Notwithstanding anything else contained in this Agreement, in no event shall the term “Losses” cover or include any Taxes resulting from any actions taken or election(s) made by Parent or any of its Subsidiaries (including the Company following the Closing) on the Closing Date (after the Closing has occurred) or following the Closing Date.

“Permitted Transfer” means: (i) the transfer of any or all of the CPRs (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CPRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity or any Governmental Authority.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rights Agent Costs” means the costs and expenses for which the Rights Agent is due reimbursement under Section 3.2 and the Rights Agent Fee.

“Rights Agent Fee” means the fee of the Rights Agent to act in such capacity pursuant to the terms of this Agreement as set forth on Schedule 1 hereto.

“Rights Agent Initial Payment” means the costs and expenses reasonably incurred and invoiced by the Rights Agent prior to the Effective Time in connection with the negotiation of this Agreement and any other reasonable costs and expenses incurred by the Rights Agent in connection herewith prior to the Effective Time.

“Stockholders Representative” has the meaning set forth in the Preamble.

“Subsidiary” means any corporation, partnership, joint venture or other legal entity of which any Person (either alone or through or together with another Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Tax” means any and all taxes payable to any federal, state, local or foreign taxing authority or agency, including (a) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment, utility, severance, excise, stamp, windfall profits, transfer or other tax of any kind whatsoever, (b) interest thereon and (c) penalties and additions to tax imposed with respect thereto.

“Third Lien Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of August 1, 2012, by and among (i) the holders of the Company’s 16% Third Lien Subordinated Secured Convertible Notes due February 28, 2013, and (an entity to be formed and described on Schedule II thereto and referred to as “Spinco”) SpinCo’s 16% Third Lien Subordinated Secured Convertible Notes, due February 28, 2013, (ii) Parent, and (iii) the Holder Representative (as defined therein).

Article II.

CONTINGENT VALUE RIGHTS

Section 2.1 Issuance of CPRs; Appointment of Rights Agent.

(a) The CPRs shall be issued pursuant to the Merger Agreement at the time and in the manner set forth in the Merger Agreement. The Registrar and Administration of the CPRs shall be handled pursuant to this Agreement in the manner set forth in this Agreement.

(b) Parent hereby appoints [•] as the Rights Agent to act as rights agent for Parent in accordance with the instructions hereinafter set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Nontransferable.

The CPRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CPRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CPR Register”) for the registration of CPRs in a book-entry position for each CPR Holder. The CPR Register shall set forth the name and address of each Holder, and the number of CPRs held by such Holder and Tax Identification Number of each Holder. Each of Parent and the Stockholders Representative may receive and inspect a copy of the CPR Register, from time to time, upon written request made to the CPR Registrar. Within five (5) Business Days after receipt of such request, the CPR Registrar shall deliver a copy of the CPR Register, as then in effect, to Parent and the Stockholders Representative at the address set forth in Section 6.1. The Rights Agent is hereby initially appointed “CPR Registrar” for the purpose of registering CPRs and transfers of CPRs as herein provided.

(c) Subject to the restrictions set forth in Section 2.2, every request made to transfer a CPR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in form reasonably satisfactory to Parent and the CPR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. A request for a transfer of a CPR shall be accompanied by such documentation establishing satisfaction that the transfer is a Permitted Transfer as may be reasonably requested by Parent and the CPR Registrar (including opinions of counsel, if appropriate). Upon receipt of such written notice, the CPR Registrar shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CPRs in the CPR Register. All duly transferred CPRs registered in the CPR Register shall be the valid obligations of Parent, evidencing the same rights and entitling the transferee to the same benefits and rights under this Agreement as those held by the transferor. No transfer of a CPR shall be valid until registered in the CPR Register, and any transfer not duly registered in the CPR Register will be void ab initio. Any transfer or assignment of the CPRs shall be without charge (other than the cost of any transfer Tax which shall be the responsibility of the transferor) to the Holder.

(d) A Holder may make a written request to the CPR Registrar to change such Holder’s address of record in the CPR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the CPR Registrar shall promptly record the change of address in the CPR Register.

(e) The Stockholders Representative may make a written request to the Rights Agent for a list containing the names, addresses and number of CPRs of the Holders that are registered in the CPR Register. Within five (5) Business Days following the date of receipt by the Rights Agent of such request, the CPR Registrar shall deliver a copy of such list to the Stockholders Representative.

Section 2.4 Payment Procedures.

Within two (2) Business Days following its receipt of a CPR Payment Amount from the Escrow Agent, the Rights Agent shall deliver to each Holder its CPR Pro Rata Share of such CPR Payment Amount based on the number of CPRs held by such Holder at the close of business as reflected on the CPR Register on the applicable CPR Payment Date (x) by check mailed to the address of each Holder (or any successor or permitted transferee or assignee thereof) as reflected in the CPR Register as of the close of business on the day that is two (2) Business Days prior to the date that the Rights Agent performs its obligations under this Section 2.4, or, (y) with respect to any Holder that is due payment pursuant to this Agreement in excess of $1,000,000 whose bank information has been provided in writing to the Rights Agent with wire transfer instructions on or prior to the date referred to in immediately preceding clause (x) above, by wire transfer of immediately available funds to such account. Subsequent payments will require new wire instructions be provided within each such payment notice received by the Escrow Agent.

The Rights Agent shall deduct and withhold, or cause to be deducted or withheld, from each CPR Payment Amount otherwise payable pursuant to this Agreement, the amounts, if any, that Parent is required to deduct and withhold with respect to the making of such payment under the Code; provided that in determining the required amount to be withheld, the Rights Agent will give effect to any properly presented form (e.g., Form W-8 or W-9 as applicable) eliminating or reducing the amount required to be withheld. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

To the extent permitted by applicable law, the parties agree to treat the payments made under this Agreement as adjustments to the Purchase Price.

Section 2.5 Parent Losses — Procedures for Third Party Claims.

(a) In the event that any written claim or demand for which there may be Parent Losses hereunder is asserted against or sought to be collected from any Indemnified Party by a third party not between the Company and any of Merger Sub or Parent (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than ten (10) days following such Indemnified Party’s receipt of a Third Party Claim, notify the Stockholders Representative in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim) and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”).

(b) The Indemnified Party and the Stockholders Representative shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing reasonable access to each other’s relevant business records and other documents, and employees; it being understood that the costs and expenses of the Indemnified Party relating thereto shall be Losses. Parent shall keep the Stockholders Representative advised of the status of such Third Party Claim and the defense thereof and shall consider recommendations made by the Stockholders Representative with respect thereto; and

(c) The Indemnified Party and the Stockholders Representative shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made with a view toward preserving any applicable attorney-client or work-product privileges.

Section 2.6 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CPRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CPRs to any Holder.

(b) The CPRs shall not represent any equity or ownership interest in Parent, in any constituent company to the Merger or any other Person.

Article III.

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

Section 3.2 Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) the Rights Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or the duties hereunder, and it shall incur no liability and shall be deemed to be acting in accordance with the opinion and instructions of such counsel. The reasonable costs of such counsel’s services shall be paid to the Rights Agent in accordance with Section 3.2(f) below. The Rights Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

(c) if the Rights Agent becomes involved in litigation on account of this Agreement, it shall have the right to retain counsel and shall be entitled to reimbursement for all reasonable documented costs and expenses related thereto as provided in this Section 3.2(c) and Sections 3.2(f) hereof; provided, however, that the Rights Agent shall not be entitled to any such reimbursement to the extent such litigation ultimately determines that the Rights Agent acted with willful misconduct, bad faith or gross negligence. In the event that conflicting demands are made upon the Rights Agent for any situation addressed or not addressed in this Agreement, the Rights Agent may withhold performance of the terms of this Agreement until such time as said conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication, arbitration, joint order or otherwise;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises; and

(f) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence, provided, however, that the Rights Agent’s aggregate liability with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by Parent to the Rights Agent as fees and charges, but not including reimbursable expenses; provided, further, however, all amounts payable by Parent under this Section 3.2(f) shall be reimbursed to Parent out of the Escrow Fund; and

(g) Parent shall be responsible for paying the Rights Agent Costs and the Rights Agent Initial Payment, all of which shall be payable from the Escrow Fund. Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement, as set forth on Schedule 1 hereto, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes measured by the Rights Agent’s net income). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder. An invoice for the Rights Agent Fee (prorated for the period of time from the previous payment of the Rights Agent Fee, if applicable) will be rendered a reasonable time prior to, and paid on, the date upon which the Effective Time occurs and each CPR Payment Date. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by Parent and the Stockholders Representative, except for postage and mailing expenses, which funds must be received one (1) Business Day prior to the scheduled mailing date. Parent agrees to pay to the Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute, resolution or arbitration arising under or in connection with this Agreement. Notwithstanding anything in this Agreement to the contrary, any payment under this Section 3.2(g) which is payable by Parent to the Rights Agent shall be paid from the Escrow Fund.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the Stockholders Representative specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent shall resign, be removed or become incapable of acting, Parent shall promptly appoint a qualified successor Rights Agent who shall be reasonably acceptable to the Stockholders Representative. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 3.3(b), become the successor Rights Agent.

(c) Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to Stockholders Representative and to the Holders as their names and addresses appear in the CPR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause such notice to be mailed at the expense of Parent.

(d) If a successor Rights Agent has not been appointed and has not accepted such appointment by the end of the 30-calendar day period, the Rights Agent may apply to a court of competent jurisdiction for the appointment of a successor Rights Agent, and the costs, expenses and reasonable attorneys’ fees which are incurred in connection with such a proceeding shall be paid in accordance with Section 3.2(f) hereof. Any such successor to the Rights Agent shall agree to be bound by the terms of this Agreement and shall, upon receipt of the all relevant books and records relating thereto, become the Rights Agent hereunder. Upon delivery of all of the relevant books and records, pursuant to the terms of this Section 3.3(d) to a successor Rights Agent, the Rights Agent shall thereafter be discharged from any further obligations hereunder. The Rights Agent is hereby authorized, in any and all events, to comply with and obey any and all final judgments, orders and decrees of any court of competent jurisdiction which may be filed, entered or issued, and all final arbitration awards and, if it shall so comply or obey, it shall not be liable to any other person by reason of such compliance or obedience.

Section 3.4 Acceptance of Appointment by Successor.

(a) Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; but, on request of Parent or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

Article IV.

COVENANTS

Section 4.1 List of Holders.

Parent shall use its reasonable best efforts to furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent prior to the Effective Time (or other agent performing similar services for Parent or the Company), the names, addresses, shareholdings and tax certification (T.I.N.) of the record holders of Company Common Stock, Sola Ltd. (in its capacity as a holder of a Company Warrant) and the holders of Company Stock Options eligible to receive CPRs pursuant to Section 2.3(e) of the Merger Agreement within five (5) business days after the Effective Time.

Section 4.2 Payment of CPR Payment Amount.

Each of the Stockholders Representative and Parent shall use reasonable best efforts to cause the Rights Agent to pay the CPR Payment Amount upon its receipt thereof from the Escrow Fund provided by the Escrow Agent in the manner provided for in Section 2.04 and in accordance with the terms of this Agreement.

Section 4.3 Assignment.

Except for assignments occurring through operation of law, Parent shall not, in whole or in part, assign any of its rights or obligations under this Agreement; provided that Parent may assign any of its obligations hereunder to a wholly-owned subsidiary of Parent as long as Parent remains responsible for any breach of this Agreement by such subsidiary.

Article V.

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Stockholders Representative.

(a) Without the consent of any Holders, the Stockholders Representative or the Rights Agent, Parent at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein; or

(ii) to evidence the termination of the CPR Registrar and the succession of another Person as a successor CPR Registrar and the assumption by any successor of the obligations of the CPR Registrar herein.

(b) Without the consent of any Holders or the Stockholders Representative, Parent and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent shall consider to be for the protection of the Holders; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CPRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended; or

(v) to add, eliminate or change any provision of this Agreement (other than Section 2.4 and Section 2.5) unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail or cause to be mailed a notice thereof by first-class mail to the Stockholders Representative and each of the Holders at their addresses as they shall appear on the CPR Register, setting forth in general terms the substance of such amendment.

Section 5.02 Amendments With Consent of the Stockholders Representative.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders or the Stockholders Representative), with the consent of the Stockholders Representative (which may be granted or withheld in its sole discretion), acting on behalf of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail a notice thereof by first-class mail to the Stockholders Representative and the Holders at their addresses as they shall appear on the CPR Register, setting forth in general terms the substance of such amendment.

Section 5.3 Execution of Amendments.

In executing any amendment permitted by this Article V, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4 Effect of Amendments.

Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

Article VI.

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1 Notices to the Rights Agent, Parent and the Stockholders Representative.

Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by this Agreement shall be sufficient for every purpose hereunder if in writing and sent by facsimile transmission, delivered personally, or by certified or registered mail (return receipt requested and first-class postage prepaid) or sent by a nationally recognized overnight courier (with proof of service), addressed as follows, and shall be deemed to have been given upon receipt:

(a) if to the Rights Agent, addressed to it at [•], Attention: [•], or at any other address previously furnished in writing to the Stockholders Representative and Parent by the Rights Agent in accordance with this Section 6.1;

(b) if to Parent, addressed to it at AT&T Inc. 208 S. Akard St., Suite 3702, Dallas, Texas 75202, facsimile at (214) 746-2103, Attention: Wayne Watts; with a copy to Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California 90067, telephone at (310) 712-6678, facsimile at: (310) 712-8890, Attention: Eric M. Krautheimer, or at any other address previously furnished in writing to the Rights Agent and the Stockholders Representative by Parent in accordance with this Section 6.01; or

(c) if to the Stockholders Representative, addressed to it at [•], with a copy to Lowenstein Sandler PC, 1251 Avenue of the Americas, 17th Floor, New York, New York 10020,

telephone at (212) 262-6700, facsimile at (212) 262-7402, email at MMakinen@lowenstein.com and MReinhardt@lowenstein.com, Attention: Marita A. Makinen, Esq. and Michael J. Reinhardt, Esq., or at any other address previously furnished in writing to the Rights Agent and Parent by Stockholders Representative in accordance with this Section 6.1.

Section 6.2 Notice to Holders.

Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CPR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 6.3 Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 6.4 Successors and Assigns.

All covenants and agreements in this Agreement by Parent shall bind its successors and assigns, whether so expressed or not.

Section 6.5 Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their permitted successors and assigns. For the avoidance of doubt, no Holder shall have any right to enforce or otherwise assert a claim with respect to this Agreement; all such rights and claims shall only be brought by the Stockholders Representative on behalf of such Holder.

Section 6.6 Governing Law.

This Agreement and the CPRs shall be governed by and construed in accordance with the laws of the State of Delaware without regards to its rules of conflicts of laws.

Section 6.7 Legal Holidays.

In the event that a CPR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CPRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CPR Payment Date.

Section 6.8 Severability Clause.

In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the court or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

Section 6.9 Counterparts.

(a) This Agreement may be executed by the parties hereto, in two or more counterparts (which may be effectively delivered by facsimile, by electronic transmission of portable document format (PDF) files or tagged image file format (TIF) files, or by other electronic means)), each of which shall be an original and all of which shall together constitute one and the same agreement.

Section 6.10 Termination.

This Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, upon payment by the Rights Agent to the Holders of the then remaining balance of the Escrow Fund in accordance with this Agreement.

Section 6.11 Entire Agreement.

This Agreement, the Merger Agreement, and the Escrow Agreement represent the entire understanding of Parent and the Stockholders Representative with reference to the CPRs, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the CPRs, except for the Merger Agreement and the Escrow Agreement. This Agreement and the Escrow Agreement represent the entire understanding of the Rights Agent with reference to the CPRs, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the CPRs, except for the Merger Agreement and the Escrow Agreement. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement or the Escrow Agreement, the Escrow Agreement shall govern and be controlling, and this Agreement may be amended, modified, supplemented or altered only in accordance with the terms of Article V.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

AT&T Inc.

By:
Name:
Title:

[Stockholders Representative]

By:
Name:
Title:

[Rights Agent]

By:
Name:
Title:

SCHEDULE 1

SCHEDULE OF FEES

For Services as Rights Agent

[to come]

EXHIBIT C

FORM OF SURVIVING CORPORATION BYLAWS

BY-LAWS

OF

NEXTWAVE WIRELESS INC.

ARTICLE I

STOCKHOLDERS

Section 1.1 Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2 Special Meetings. Special meetings of stockholders may be called at any time by the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President or the Board of Directors, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting. A special meeting of stockholders shall be called by the Secretary upon the written request, stating the purpose of the meeting, of stockholders who together own of record a majority of the outstanding shares of each class of stock entitled to vote at such meeting.

Section 1.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

Section 1.4 Adjournments. Any meeting of stockholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5 Quorum. At each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or these by-laws, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum of the holders of any class of stock entitled to vote on a matter, the holders of such class so present or represented may, by majority vote, adjourn the meeting of such class from time to time in the manner provided by Section 1.4 of these by-laws until a quorum of such class shall be so present or represented. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6 Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the President, or in the absence of the President by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

Section 1.7 Voting; Proxies. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or represented by proxy at such meeting shall so determine. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these by-laws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these by-laws.

Section 1.8 Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.9 Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the certificate of incorporation or by law, any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by all holders of outstanding stock and shall be delivered to the Corporation by delivery to (a) its registered office in the State of Delaware by hand or by certified mail or registered mail, return receipt requested, (b) its principal place of business, or (c) an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this by-law to the Corporation, written consents signed by all holders of outstanding stock are delivered to the Corporation by delivery to (a) its registered office in the State of Delaware by hand or by certified or registered mail, return receipt requested, (b) its principal place of business, or (c) an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1 Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the certificate of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board. Directors need not be stockholders.

Section 2.2 Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Unless otherwise provided in the certificate of incorporation or these by-laws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected or appointed to fill a vacancy shall hold office until the next annual meeting of the stockholders and his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 2.3 Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4 Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, by the President or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5 Participation in Meetings by Conference Telephone Permitted. Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6 Quorum; Vote Required for Action. At all meetings of the Board of Directors one-third of the entire Board shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the certificate of incorporation or these by-laws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

Section 2.7 Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the President, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8 Action by Directors Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.9 Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these by-laws, the Board of Directors shall have the authority to fix the compensation of directors.

ARTICLE III

COMMITTEES

Section 3.1 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The

Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these by-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by law to be submitted to stockholders for approval, (ii) adopting, amending or repealing these by-laws or (iii) removing or indemnifying directors.

Section 3.2 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

OFFICERS

Section 4.1 Officers; Election. As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and it may, if it so determines, elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as the Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person unless the certificate of incorporation or these by-laws otherwise provide.

Section 4.2 Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting.

Section 4.3 Powers and Duties. All officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these by-laws or in a resolution of the Board of Directors.

ARTICLE V

STOCK

Section 5.1 Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, representing the number of shares of stock in the Corporation owned by such holder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.2 Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6.3 Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these by-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the certificate of incorporation or these by-laws.

Section 6.4 Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer or employee. Expenses, including attorneys’ fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or employee as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this by-law, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term “other enterprise” shall include any corporation, partnership, joint venture, trust or employee benefit plan; service “at the request of the Corporation” shall include service as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Section 6.5 Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 6.6 Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.7 Amendment of By-Laws. These by-laws may be amended or repealed, and new by-laws adopted, by the Board of Directors, but the stockholders entitled to vote may adopt additional by-laws and may amend or repeal any by-law whether or not adopted by them.

EXHIBIT D

ESTIMATED LIABILITIES NOTICE

ACCOUNTING METHODOLOGIES

The Estimated Liabilities Notice sets forth an estimate of the aggregate amount of unrestricted cash held by the Company and which constitutes WCS/AWS Assets and the aggregate amount of Liabilities of the Company, determined on a consolidated basis in accordance with generally accepted accounting principles in the United States of America and consistent with those applied in the preparation of the audited financial statements included in the Company’s Annual Report on Form 10-K for the Year ended December 31, 2011, adjusted for the items set forth below:

(a)	Intercompany Indebtedness, EBS/BRS Spectrum Leases, Deferred Income Tax Liabilities and any Liabilities to the extent that such Liabilities are reducing the Purchase Price (as defined in the Note Purchase Agreement) at Closing shall not be included in the definition of Liabilities.

(b)	Proceeds from Permitted Asset Sales shall not be included in the definition of Unrestricted Cash, such amounts equal to $1,696,684 as of June 30, 2012.

(c)	Excluded Entities – Liabilities for which the Excluded Entities are responsible are excluded from the computation of Estimated Liabilities, except to extent that Parent or any of its Subsidiaries will be responsible for any such Liabilities.

(d)	Assets – the only asset that may be taken into account is Unrestricted Cash as described above.

Company Disclosure Schedules

List of Schedules

Section	Representations and Warranties of Seller

Schedule 3.2	Capital Stock
Schedule 3.3	Indebtedness; Voting Debt
Schedule 3.4	Corporate Authority Relative to the Transaction; No Violation
Schedule 3.6(c)	No Undisclosed Liabilities
Schedule 3.8	Title to the Spectrum Assets
Schedule 3.9	Limitations on Transferred Spectrum Assets
Schedule 3.10	Litigation and Claims
Schedule 3.11	Communications Regulatory Matters
Schedule 3.12	Interference Consents
Schedule 3.14	Employee Benefit Plans
Schedule 3.15	Absence of Certain Changes or Events
Schedule 3.16(j)	Tax Matters
Schedule 3.18	Network Equipment
Schedule 3.21	Certain Contracts
Schedule 3.23	Transactions with Affiliates
Schedule 3.24	Insurance
Schedule 3.26	Finders or Brokers

Section	Covenants of Seller

Schedule 5.1	Conduct of Business by the Company
Schedule 5.16	Transfer of Transferred Spectrum Assets, Additional Spectrum Assets and Other Assets
Schedule 5.18	Debt Documents

Section	Conditions to Obligation of Parent to Effect the Merger

Schedule 6.3(j)	Payoff Letters

Section	Permitted Liens

Schedule 8.4	Permitted Liens

The Company undertakes to furnish supplementally a copy of the Disclosure Schedules to the Commission upon request.